Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-_____
December 16, 2008

On December 9, 2008, Delta Air Lines, Inc. (the “Company”) hosted a conference for investors which was webcast live on the Company’s website.  Attached hereto is the transcript of the conference and accompanying slide presentation.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-715-2170.

Delta:  One Great Airline2008 Investor Day December 9, 2008

Delta:  A Sound Investment Positioned for Long-Term Success Building the Premier Global Network Delivering for the Customer Growing  Other Revenue Sources  Achieving Operational Excellence Building On A Strong Financial Foundation Wrap-up and Q&A Lunch with Executives  Majestic Ballroom, 5th Floor Richard Anderson, Chief Executive Officer Ed Bastian, President Glen Hauenstein, EVP – Network Planning and Revenue Management  Jim Cron, SVP – Global Sales and Distribution  Tony Charaf, President – Technical Operations  Jeff Robertson, VP – Loyalty Programs Steve Gorman, Chief Operating Officer Hank Halter, Chief Financial Officer Delta Management Team 8:00 – 8:30 am  8:30 – 9:00 am 9:00 – 9:30am 9:30 – 9:45 am  9:45 – 10:00 am  10:00 – 10:30 am  10:30 – 11:00 am 11:00 – 11:30 am  11:30 am – Noon  12:00  – 1:00 pm

Safe Harbor This presentation contains various projections and other forward-looking statements which represent Delta’s estimates or expectations regarding future events.  All forward-looking statements involve a number of assumptions, risks and uncertainties, many of which are beyond Delta’s control, that could cause the actual results to differ materially from the projected results.  Factors which could cause such differences include, without limitation, business, economic, competitive, industry, regulatory, market and financial uncertainties and contingencies, as well as the “Risk Factors” discussed in Delta’s Form 10-Q filed with the SEC on October 16, 2008 and Form 10-K filed with the SEC on February 15, 2008.  Caution should be taken not to place undue reliance on Delta’s forward-looking statements, which represent Delta’s views only as of the date of this presentation, and which Delta has no current intention to update. In this presentation, we will discuss certain non-GAAP financial measures.  You can find the reconciliations of those measures to comparable GAAP measures on our website at delta.com.

Delta:  A Sound Investment Richard H. Anderson Chief Executive Officer

Our Investment Thesis Strategic Objectives Build financially viable airline - achieve consistent profitability, top-tier pre-tax margins, industry leading balance sheet Create a comprehensive worldwide network that is structurally sustainable, drives RASM premiums of 105-110% of industry, and generates long-term profits Responsible and disciplined capital management Pursue strategic options to broaden network scope and long-term viability What We Have Accomplished Industry leading top-line revenue growth – up 11% YTD September 2008 Lowest non-fuel CASM, flat year-over-year $6.7 billion YE 2008 cash $6 billion revenue stream from ancillary and third party sources Most diversified international portfolio #1 in Domestic, Transatlantic, Africa, Japan, and Asia markets; #2 to Latin America Nearly 50% of capacity in international markets Lean domestic network with 2009 capacity down 20% vs. 2007 and over 165 aircraft retired Investments based on demonstrated returns Fleet flexibility AMEX deal = no equity dilution Merger with Northwest Shift domestic widebodies to profitable international growth Alaska partnership to secure West Coast position

Our Investment Thesis Strategic Objectives Build the world’s leading global alliance in terms of market presence, distribution, customer experience and financial contribution Deliver industry-leading safety and operational performance coupled with a relentless commitment to customer service Sustain a competitive advantage by building a world-class, employee-friendly airline which is productive, diverse, accountable, results driven, and known as a great place to work What We Have Accomplished Top Transatlantic alliance with immunized JV with Air France / KLM Immunized SkyTeam partnerships with Alitalia, CSA, and Korean Recognized excellence in safety Consistent, top-tier operations 25% improvement in baggage service vs. 2007 Customer-focused culture Experienced management team with deep bench Performance driven compensation strategy Single pilot seniority list

Financially Superior Business Model DL System PRASM vs. Industry1 3Q08 YTD Operating Revenue  3Q08 Unrestricted Liquidity ($B) 3Q08 Mainline Non-Fuel Unit Costs (¢) 95% 98% 99% 102% 2005 2006 2007 2008YTD 10.8% 9.9% 6.1% 4.9% 3.5% 6.2 4.6 2.9 2.9 1.3 6.85 7..31 7.74 8.06 8.08

The Leading Global Network Provides the scale to weather economic downturn Japan #1 Asia #1 Domestic #1 Latin America #2 Transatlantic #1 Africa #1

Delta:  Positioned for Long-Term Success Ed Bastian President

Delta:  Positioned For Long-Term Success Managing the current economic cycle Unlocking merger benefits Capitalizing on the value of the world’s largest airline Fuel price decline, capacity rationalization and merger synergies provides tools we need to manage economic downturn Moving with speed and efficiency to capture the $2 billion in annual synergies created by the merger Leveraging the structural opportunities from the expanded scale and scope of the premier global network

Recession Will Drive Industry Revenue Decline in 2009 Historical Industry Operating Revenue Change Global economy in recessionary cycle which will continue through 2009 and possibly beyond Creates softening revenue environment as leisure and business customers reduce discretionary and business-related spending We are planning for a 8 – 12% industry revenue decline  Worst industry revenue environment in history (ex. 9/11) 80 5 60% 40% 20% 0% -20% 2002 1992 1982 1972 1962 1952 1942

Why Managing the Current Crisis Will Be Different Domestic Capacity Discipline Industry Domestic Capacity Change Unprecedented Fall in Fuel 2008 Crude Oil Prices ~14% decline in domestic capacity over two years Aircraft being retired or sold – not coming back into the system Capital markets closed to new entrants, limited aircraft financing $1 change in crude = $100 million for Delta Run rate benefit of change in crude from 2008 approximates $5 billion 10% 5% 0% -5% -10% 1978 1983 1988 1993 2003 2008  $30 $70 $110 $150

Well Positioned to Deal with Economic Uncertainty Unit revenue premium, best-in-class cost structure, and solid liquidity position % change YoY  3Q08 Mainline Non-Fuel Unit Costs 3Q08 Unrestricted Liquidity Premier global network drives unit revenue premium and provides tools to manage economic weakness Merger synergies offset CASM pressure from capacity reductions Merger creates cash raising opportunities, including incremental liquidity from new affinity card contract10.8% 9.9( 6.1% 4.9% 3.5% 6.85 7.31 7.74 8.06 8.08 6.2 4.6 2.9 2.9 1.3

Delta Is Well Positioned for 2009 Fuel price decline, capacity rationalization and merger synergies allow for cash generation in face of economic downturn Industry Revenue Fuel price Mainline non-fuel unit cost Full year Year-end target Unrestricted liquidity Capacity      Domestic      International 2009 Target Down 8% -12% $2.19 per gallon Up 3 – 5% Up 3% $7.5 billion at 12/31/09 Down 6 – 8% Down 8 – 10% Down 3 – 5% Revenue would need to erode an unprecedented 20+% to offset benefits from lower fuel price, capacity reductions, and merger synergies

Confidence in Value, Timing of Synergies Merger provides unparalleled synergies $500 million in 2009, ramping up to $2 billion at steady state Mitigating risk around timing and value of synergies FAA-approved plan for single operating certificate Technology platforms chosen Network actions being takenAffinity card agreement plus fee alignment meet 2009 synergy targets Synergy Phase-in ($B) Revenue              Cost  2009 2010 2011 2012 0.5 1.1 1.6 2.0

Integration of the Airlines On Track Network/Operations Customer Employee Expanded codeshare - DL code on >90% of NW flights at end of November Announced summer 2009 routes to unique international markets Increasing hub-to-hub connectivity Business as usual” messaging – gradual transition of check-in procedures and branding  Aligned fee structures – contributes ~$200 million annually Reciprocal upgrades in loyalty programs Equity stake in the company recognizes hard work New leadership team in place Combined pilot contract and seniority list less than 12 months after merger announcement

Prioritizing Integration Activities That Drive Real Value to Customers, Employees, and Shareholders Targeting a reduction to $500 million in cash costs to integrate the airlines Technology ($175 million) Employees ($150 million)Product($100 million)  Facilities ($75 million) Core platform and application decisions taken Combining Delta strengths in operating systems with Northwest strengths in commercial functionality Front-line employee training New uniformsEmployee transition costs Standardizing fleet with Delta livery  Modifying interiors to Delta standard 757 cockpit alignment Consolidation of facilities at 170 airports Delta brand on all facilities and lounges

Capitalizing on the Power of the World’s Largest Airline Expanded scale and scope of the airline Unlocking value in the network Combining the best of both companies Establish industry leading co-brand partnership by pairing the largest loyalty program with the best affinity card issuer Enhanced potential of ancillary businesses (MRO, Delta Global Services, Delta Air Elite, etc.) Driving efficiency into the regional carrier portfolio – and other supply chain opportunities Taking the largest, fully-immunized transatlantic joint venture to the next level Fleet realignment provides means to meet network goals while significantly reducing need to invest in new aircraft Utilizing the best revenue tools across $30+ billion revenue base Enhancing top-tier operational performance by adopting best practices Forming the best management team from the two top performing airlines

American Express Agreement Generates $2 Billion in New Liquidity over Next Two Years Pairing the world’s largest loyalty program with the best marketer in the industry Best-in-class affinity card agreement Over $15 billion in value for next seven yearAgreement provides $1 billion in immediate liquidity Immediate purchase of SkyMiles  Current contract enhancements generate additional $1 billion in revenue over 2009-2010 Leverages American Express unique capabilities Moving now de-risks program conversion American Express Delta Skymiles

Delta:  Positioned For Long-Term Success Managing the current economic cycle Unlocking merger benefits Capitalizing on the value of the world’s largest airline Fuel price decline, capacity rationalization and merger synergies provide the tools to manage economic downturn Nearly $7 billion in liquidity provides the foundation Moving with speed and efficiency to capture $2 billion in annual synergies Integration costs reduced to $500 million Leveraging the structural opportunities from the expanded scale and scope of the airline Opportunities affirmed by today’s American Express announcement

Delta:  Building The Premier Global Network Glen Hauenstein  EVP – Network Planning and Revenue Management

Delta Has Led The Industry In Revenue Momentum Domestic PRASM1 vs. the Industry Commitment to capacity discipline Right-sizing domestic network  Fleet re-gauging Improved domestic product 1 Length of haul-adjusted PRASM for Delta and Northwest combined for all periods presented 94% 98% 100% 102% 2005020060200702008 YTD

The Leading Global Network Provides the scale to weather economic downturn Japan #1 Asia #1 Domestic #1 Latin America #2 Transatlantic #1 Africa #1

Network Diversity Mitigates Risk Creates a natural hedge against regional weakness Less Reliance On Domestic Markets1 International Mix By Region2 Reflects capacity mix for month of August for DL standalone 2005-2008 and DL+NW 2009-2010. Source:  July 2009 OAGDomestic International ME/Africa/India Pacific Latin/Caribbean HeathrowW. Europe DL AA CO UA US

Commitment to Capacity Discipline Across The Network Reduce unprofitable capacity while growing network footprint Remove bottom 10% underperforming markets Growth in Africa/Middle East offsets reduction in Europe Re-gauging Pacific for improved profitability Realign Mexico/Caribbean with growth to unique, emerging markets in S. America CY09 Y/Y Capacity Change MMS of ASMs -6 to -8% System Domestic Int’l Atlantis Pacific Latin -8 to -10% -3 to 05% Europe Africa ME/India -6% =41% =7% -6 to -8% C/S America Caribbean Mexico =#% -6% -10%

Optimizing the Domestic Network Salt Lake City $1B market with 290 flts/day 57% revenue share Serving 30 unique cities Minneapolis $1.7B market  with 500 flts/day 68% revenue share Detroit$1.7B city with 525 flts/day 65% revenue share 2nd largest Midwest hub only behind ORD New York (JFK)Largest o&d market in world Service to 52 int’l cities #1 carrier / over 200 daily worldwide departures Cincinnati $0.7B market and 275 flts/day 79% revenue share Downsized / restructured to increase connectivity Memphis $0.5B market with 250 flts/day 66% revenue share  Serving top cities and unique small communities Atlanta Largest hub in the world and 5th largest US city with $2.6B in annual revenue 1,020 flts/day with service to 240 cities #1 carrier with 63% revenue share Right sizing hubs to the local market, enhanced connectivity, and more efficient routings provide path to profitability at each hub

Full Transatlantic JV = Opportunity to Maximize Profits Value created from: Reducing capacity while keeping similar levels of service Powerful hubs drive most efficient routings Cross-fleeting to optimize gauge Creating the preferred alliance for high yielding corporate accounts$200M+ incremental profit opportunity (full ramp-up) SLC MSP DTW MEM CVG Atl JFK AMS CDS Delta Air France KLM
Most Powerful Domestic Network Combined With Most Powerful Asian Network Expanded ALK relationship facilitates development of West Coast Pacific gateway  US Position North America cities US gateways to Asia Transpacific flights/day 1 3 2 4 271 182 154 148 10 60 4 2016 16 6 5 Beijing Seoul Busan Osaka Majoya Shanghai Taipei Hong Koing Manily Bankok Ho Chi Miknh Singapore Gaum Saipan HNL SEA PDX SLC SFO LAX MSP JFK DTW Atl

Most Powerful Domestic Network Combined With Most Powerful Asian Network Expanded ALK relationship facilitates development of West Coast Pacific gateway  US Position North America cities US gateways to Asia Transpacific flights/day 1 3 2 4 271 182 154 148 10 60 4 2016 16 6 5 Beijing Seoul Busan Osaka Majoya Shanghai Taipei Hong Koing Manily Bankok Ho Chi Miknh Singapore Gaum Saipan HNL SEA PDX SLC SFO LAX MSP JFK DTW Atl

Narita Restructuring Drives RASM Improvement  Better positioned through balanced capacity and improved connectivity Narita – Transpacific seats increased 30% via new hub connections Intra-Asia capacity reduced to lessen dependence on low yielding local traffic Overall network coverage increased with six net new markets Transpacific / Intra-Asia Daily Seat mix 54%46% 46% 54% Summer 09

Capitalize on Delta’s #1 Position to NYC Integrate Northwest Continue profitable int’l expansion London product upgrade Appropriate aircraft gaugeAdding key service to Tokyo, including 13 one-stop Asian connections Increase network breadth with unique destinations in Europe and Africa Lie flat seating product Improve performance to Chicago, Los Angeles and San Francisco Right-size Shuttle with two class regional jets and smaller mainline

Fleet Options Enable Flexible Network Enhanced ability to adjust capacity as demand environment changes International widebody capacity matched to seasonal demand Larger aircraft redeployed to hubs and high density routes Narrowbody aircraft scheduled based on capacity and capability Example Atlanta – Sao PauloExample: Portland – Amsterdam                A330-200            767-300 New York (JFK) – Amsterdam     767-300            A330-200 Current Schedule Use small, narrowbody domestic aircraft to upgrade high demand markets served by single-class regional jetsOptimization of mission capable aircraft across the combined network

Lowest Capital Cost Enables Flexible Utilization Mission Short-Haul Long-Haul Transoceanic Capital Cost Market MD88/90 A320 737/8 777/747

Revenue Momentum Continues Strategic Opportunities Drive Incremental Value System PRASM vs. the Industry1 1 Length of haul-adjusted for Delta and Northwest combined for all periods presented. 2005 2006 2007 2008 2009E Target YTD 95% 98% 99% 102% 105% 110%

Delta: Delivering for the Customer Jim Cron  Senior Vice President – Global Sales and Distribution

Delivering for the Customer – Network Scope Broadest possible schedule network is the most important airline attribute for the business customer Combined network offers industry leading convenience Delta is clearly delivering the network to the business customer Japan Domestic Latin AmericaA frica

Delivering for the Customer – Other Key Value Drivers Portfolio of hubs allows us to adjust capacity in response to economic challenges without sacrificing unique markets or critical time of day coverage Despite capacity reductions, new revenue generating markets continue to be launched (e.g. JFK-NRT, PIT-CDG) Competitive advantage in acquiring new business Delta delivering on other top business customer needsReliability High Value Differentiation Competitive customer amenity offering throughout the travel process Delta value proposition delivers strong revenue results

Distribution Strong Foundation New Delta becomes world's #1 global segment producer (9%) with a strong #1 US POS position (23%)* 2006 GDS agreements produce significant cost improvements over seven-year term Traditional agencies generate meaningful yield premiums as a channel (nearly double non-traditional)Delta.com and Delta Reservations provide high service, low cost direct channels Opportunities Continued growth of low-cost Delta direct channelsSteady growth of delta.com realized in recent years (26% in 2006, 30% in 2007, 36% by end of 2008) Focus on selling and service ability of Delta Reservations channel Using best of both airline’s technology and evaluation techniques to construct valuable contracts Global alliance partnerships

Delta: Growing Other Revenue Sources – TechOps Tony Charaf           President – Technical Operations

MRO Scope EngineComponentsAirframe Capacity of 900-1,000 engines per year Engines account for nearly 80% of total MRO revenue Global presence brings TechOps customers from over 30 countries on 5 continents Merger with Northwest expands global presence Customer engines approximately 50% of TechOps overhauls in 2008 Capability on Component repairs for Delta fleet types is over 65% Merger with Northwest provides opportunity to grow  business with Airbus components Component work provides strongest margin opportunity and is primary focus for 2009 growth Line maintenance revenue is a function of locations to which Delta operates with frequency Capability and resources have been greatly expanded by Northwest merger Creates opportunities for additional MRO business in engine, airframe, and components Facilities in MSP and DTW offer new growth opportunities for TechOps  Relationships with lessors continue to strengthen

MRO Financial Performance Delta TechOps (30% CAGR) has grown at five times the rate of the MRO Industry (6% CAGR) over the past three years Approximately 70% of Projected 2009 MRO Revenue is currently secured with geographically diversified long-term contracts with operators such as Gol, ABX, Hawaiian, World Airways, Air Berlin, Asiana, Star Air, as well as major lessors such as ILFC TechOps cumulative book-of-business is valued at $2B over the next five years and continues to grow TechOps has consistently produced double-digit margins REVENUE Delta TechOps: 30% CAGR MRO Industry:$377M 312M

Long-Term MRO Growth Strategy Strong Relative Position in the Industry Well Positioned to Weather Global Economic Crisis Atlanta as “Gateway to the world” – continued focus on MRO pillars Merger expands TechOps capacity and capability Flexible, efficient, and highly skilled workforce trained in continuous improvement Comprehensive one-stop shop for integrated customer solutions Focus on safety, reliability, and unit cost productivity Further leveraged by incremental labor, inventory, and remanufacturing productivity  As Delta’s global footprint expands, so does TechOps’ ability to tap into new markets New product offering such as CFM56-5 engine overhauls (growing at $250M annually) will further diversify TechOps during a challenging competitive and economic environment Merger with Northwest provides us with Airbus component and composite capabilities, allowing us to enter a market growing at $200M annually Our capabilities are our strengths – we repair what we fly

Delta:  Growing Other Revenue Sources - SkyMiles Jeff Robertson Vice President – Loyalty Programs

Contract Extension with American Express Agreement provides over $2 billion in short-term liquidity Immediate Liquidity + Contract Enhancements Leverage Existing Partnership Immediate $1B purchase of miles Additional $1B of new value through rate improvement, volume and other program enhancements in 2009 and 2010 Lowers portfolio conversion riskGuarantees only one conversion Industry leading issuer and marketer with best-in-class  benefits

Growth in Revenue* is Significant DL & NW Annual Revenue Synergy from program consolidation *                        Revenue defined as gross mileage sales and other program-related revenue $1.4B  $1.1B $1.5B $2.0B $2.1B $2.2B 2005 2006 200702008E 2009E 2010E 2011E

Program Membership Total Members Post-Merger Largest program attracts additional high-quality partners and improved rates    Source:  AA: 60M from 10-K 2/20/08, UA: 52M from 10-K 2/29/08, CO: 35M from CO self-reported data in SkyTeam Fact Sheet Aug08, US: 30M - Webflyer.com and Ideaworks analysis 74M 60M 52M 35M 30M

SkyMiles – A World-Class Loyalty Program Largest Loyalty Program Incremental Revenue Opportunities Best of Both Programs SkyMiles - #1 in total membership with 74M members, over 20% more than the #2 program  Also # 1 in active membership and revenue Largest program attracts additional high-quality partners and improved rates New affinity card agreement Significant upside from increasing Northwest revenue per active member to Delta levels Single technology platform Best-in-class elite program and award options More ways to earn miles from a global network of choice and partnerships

Delta:  Achieving Operational Excellence Steve Gorman Chief Operating Officer

Excellent Operational Performance in 2008 On-Time Reliability Baggage Top tier completion factor October YTD Delta and Northwest in top three of departures within zero and arrivals within 14 minutes Most efficient block times in industry Opportunity to enhance by adopting best practices of both companies Northwest top of industry for network carriersDelta has reduced claims 25% year-over-year Ongoing reductions in claims at Delta through completion of Atlanta Worldport baggage infrastructure project and expanded technology

Merging Operations with Minimal Customer Disruption Centralize functions Consolidating all functions within operations groups  Dual certificate operations with strong, experienced leaders for key functions Operations Control Centers (including Dispatch) Flight Operations and In-Flight Services Pre-merger Northwest-staffed stations  Carefully Planned IntegrationSafety and Supply Chain organizations Already consolidated Station integration Interim plans for stations with check-in facilities in separate terminals Bridge technology such as dual airline kiosks Consolidation mainly completed by summer 2009

Progress Towards Single Operating Certificate On-Schedule SOC Plan completed in August 2008 and approved by FAA in SeptemberDetailed timeline for analysis, implementation and FAA approval Program approach identifying all operational processes and procedures that must be aligned Adopt and go – no hybrids Implementation plan includes documentation, training and systems FAA has dedicated Joint Transition Team with leader and three principals from each airline certificate Targeting SOC completion by end of 2009

Single Operating Certificate Unlocks Significant Synergies Network Supply Chain Facilitates full network optimization Fleet and schedule flexibilityFully merged operations Single operations control Flight operations and in-flight services including base realignment, scheduling and resource planning Airport operations including staffing and gates

Delta:  Building On A Strong Financial Foundation Hank Halter Chief Financial Officer

Building On A Strong Financial Foundation Enhancing a strong financial foundation Preserving and growing liquidity Best top line revenue growth Managing unit costs despite capacity reductions Ancillary and third party revenue opportunities  Benefits of productivity initiativesMitigating fuel price risk Investing prudently – fleet rationalization minimizes need for massive re-fleeting  strong operating cash flow  Disciplined capex spending  Manageable debt maturities

Solid Revenue Performance Strengthens Position Delta is delivering a revenue premium to the industry 3Q08 YTD Operating Revenue1 % change YoY  Delta System PRASM 2 LOH-Adjusted domestic PRASM1 Represents Delta and Northwest combined results  10.8 9.906.104.903.56 95098099010202005 2006 200702008 YTDvs. the Industry1,2

Best-In-Class Cost Structure Cost advantage positions Delta to better weather economic challenges Removed associated costs along with domestic capacity 20-25 Delta mainline aircraft and equivalent of 100 regional jets by end of 2008 Voluntary programs resulted in over 4,000 headcount reductionSecond round of voluntary programs underway – to be completed by end of 1Q09 Maintained investments in employees, customer experience and infrastructure 1 Excludes special items. Delta represents Delta and Northwest combined results1 Excludes special items. Delta represents Delta and Northwest combined results3Q08 Mainline CASM ex Fuel (¢)1 5.53 5.71 6.62 6.85 7.31 7 74 8.06 8.08

Ancillary and Third Party Revenue: Source of Significant Value Cargo Investments in product, technology and people Focus on yield management Power of expanded global networkMROOutpacing industry revenue growth Double-digit margins Northwest’s capability and facilities provide unique opportunity 1 Revenue defined as gross mileage sales and other program-related revenue 2009 Ancillary and Third Party Revenue $5.8 BillionFees/Charges Provide customers value-added products/services  $200M incremental revenue from fee alignment SkyMiles  Largest frequent flier program in the world American Express contract generates substantial value Other $0.8B Cargo $1.1BFees / Charges $1.4BSkyMiles1 $2.0B MRO$0.5B

Fuel Price Decline, Capacity Rationalization and Synergies Provide Upside to Manage Economic Downturn Annualized savings from $50 decline in crude price per barrel ($100 to $50) Savings from capacity reduction of 6 - 8% Merger synergies Total Impact ~$5 Billion~$1 Billion ~$0.5 Billion ~$6.5 Billion

Fuel Hedging Portfolio Allows For Nearly 80% Participation in 2009 At Market Fuel Prices % of Fuel Consumption Hedged Call options SwapsCollarsProjected fuel pricePortfolio Downside   ParticipationAvg. Jet Fuel  Equivalent Floor Avg. Jet Fuel 3.39 3.33 2.70 2.70 3.06 2.81 2.87 2.71 1.32 0.80 2.09 0.00 43 70 89 98 78 100 2.49 2.26 2.09 1.92 2.19 Note:  Hedging portfolio data as of December 3, 2008 1 Includes 12% of 1st quarter hedges (collars) unwound between $65-$70/bbl

Disciplined Capex Plan for 2009 Invest prudently to create the most profitable, flexible, and operationally capable fleet while preserving liquidity Optimize fleet flexibility with strategic aircraft purchases  6 777-200LR  6 737-700  8 CRJ-900 Invest in products/technologies that maximize fleet profitability  Winglets  Lie-flat seats and video on-     demand Continue improving baggage systems and JFK facility 2009 Capex ($B) Ground Equipment / Technology Parts / Modifications Aircraft 0.3 0.3 0.2 1.6 0.3 1.0

Fleet Rationalization Lengthens Re-Fleeting Horizon Flying an MD-88 aircraft saves $2.6 million per year vs. purchasing a new B737-800 Annual total cost advantage of MD-88  vs. new B737-800 ($M) Note:  Based on crude price per barrel of $60 and $20 crack spread Ownership cost advantage lower crew and maintenance costs higher fuel expense total cost advantage

Delta Maintains A Strong Liquidity Position Cash preservation a priority in time of economic weakness and volatile fuel prices Unrestricted Liquidity December 2008 vs. December 2009 ($B) Liquidity expected to grow in 2009 despite economic weakness Note: Liquidity balance includes cash and short term securities.  Liquidity balance could be impacted by short-term fuel hedge collateral postings.6.7 3.2 1.6 0.8 7.5 Unrestricted Liquidity Balance 12/31/08 Operating Cash Flow Cap Ex Net Debt Maturities Unrestricted Liquidity Balance 12/31/09

Estimated Free Cash Flow of $8 - $9 Billion Over Next Three Years Total Three Year Projection  2009 – 2011 Adjusted Net Debt ($B)EBITDAR Operating Cash Flow  Capital Expenditures Net Debt Maturities Strong financial foundation, merger benefits drive free cash flow generation $15 - $17B $11 - $13B $11 - $13B $3.5 - $4.5B12/31/08 12/31/0912/31/10 3

Delta’s Net Operating Losses Are a Significant Asset Value of NOLs approaches $15 billion Net Operating Losses (NOLs) $B1 Expect use of NOLs to offset future pre-tax income  Minimal cash tax requirements  1 Net operating losses projected for Delta and Northwest as of December 31, 2008 10.0 4.5 14.5

Building On A Strong Financial Foundation Enhancing a strong financial foundationManaging risk in the business Preserving and growing liquidity Best top line revenue growth Managing unit costs despite capacity reductions Ancillary and third party revenue opportunities  Benefits of productivity initiatives Mitigating fuel price risk Investing prudently – fleet rationalization minimizes need for massive re-fleeting  Strong operating cash flow  Disciplined capex spending  Manageable debt maturities

Delta:  One Great Airline Solid balance sheet and liquidity position Durable financial foundation Financial and strategic benefits of consolidationPremier global network and leading alliances Engaged, committed workforceInvestments in customer service and operational improvements

Appendix A:  Bankruptcy Claims Update

Working Through Bankruptcy Claims Distributions Targeting to complete claims process during 2009 Delta Plan of Reorganization contemplates distribution of 400 million shares by end of 2009 To date, 311 million shares have been distributed including 14 million shares to employees No change to estimated bankruptcy claims pool of $15 billion Northwest has approximately 9 million Delta shares still to be distributed under their Plan of ReorganizationDistributed through Nov. 2008  (In millions)  Delta Case Comair Case Claim value Delta shares Distributed Claim value Delta Shares distributed 12,701,285.7,758,11.0

Appendix B:  Unaudited Condensed Combined Financial Information

Unaudited Condensed Combined Financial InformationThe following Unaudited Combined Statements of Operations and Unaudited Condensed Combined Statement of Cash Flows have been developed from and should be read in conjunction with (1) the unaudited interim consolidated financial statements of Delta and Northwest contained in their respective Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2008, June 30, 2008 and March 31, 2008 and (2) the audited consolidated financial statements of Delta and Northwest contained in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2007.  The Unaudited Combined Statements of Operations and Unaudited Condensed Combined Statement of Cash Flows are provided for illustrative purposes only and do not purport to represent the combined company's consolidated results of operations and cash flows for the dates presented, nor are these financial statements necessarily indicative of the combined company’s future consolidated results of operations and cash flows.  The historical consolidated financial statements of Northwest have been adjusted to reflect certain reclassifications to conform with Delta’s financial statement presentation.   Delta expects to incur significant costs and realize significant benefits associated with integrating the operations of Delta and Northwest. The Unaudited Combined Statements of Operations do not reflect any purchase accounting adjustments, costs of integration activities, benefits that may result from operating efficiencies or revenue synergies expected to result from the Merger.

September 30, 2008 OPERATING REVENUE:  Passenger:   Mainline $ 5,330 $ 5,364 $ 6,265 $ 6,723 Regional affiliates  1,381  1,445  1,649  1,606 Cargo  374  332  372  363 Other, net  705  759  802  838
Total operating revenue  7,790  7,900  9,088  9,530 OPERATING EXPENSE:   Aircraft fuel and related taxes  2,292  2,535  2,884  3,864
Salaries and related costs  1,805  1,819  1,838  1,794 Contract carrier arrangements2  1,044  1,102  1,139  1,163 Aircraft maintenance materials and outside repairs  467  477  481  441 Contracted services  456  461  464  469 Passenger commissions and other selling expenses  423  440  472  485 Depreciation and amortization  416  428  423  415 Landing fees and other rents  289  315  335  339 Aircraft rent  154  157  160  163 Passenger service  146  144  171  187 Other  213  286  260  271 Total operating expense  7,705  8,164  8,627  9,591 OPERATING (LOSS) INCOME  85  (264)  461  (61) OTHER (EXPENSE) INCOME:   Interest expense  (264)  (261)  (249)  (252) Interest income  90  64  49  42 Miscellaneous, net  (16)  (18)  46  (69) Total other expense, net  (190)  (215)  (154)  (279)INCOME (LOSS) BEFORE INCOME TAXES  (105)  (479)  307  (340) INCOME TAX BENEFIT (PROVISION)  41  -  -  (3) NET (LOSS) INCOME $ (64) $ (479) $ 307 $ (343)

DELTA AIR LINES, INC. Unaudited Condensed Combined Statement of Cash Flows' For the Nine Months Ended September 30, 2008 (in millions)   Net cash provided by operating activities $ 852 Cash Flows From Investing Activities:   Property and equipment additions:   Flight equipment, including advance payments  (1,989) Ground property and equipment, including technology  (241) Payments of fuel hedge margin deposits  (104) Decrease in restricted cash  279
Proceeds from sales of flight equipment  126 Proceeds from sale of investment in affiliate  20
Investments in affiliated companies  (213) Redesignation from cash equivialents to short-term investments  (1,064) Proceeds from sales of investments  55 Other, net  7 Net cash used in investing activities  (3,124) Cash Flows From Financing Activities:   Payments on long-term debt and capital lease obligations  (1,222) Proceeds from short-term obligations  133 Proceeds from long-term obligations  2,887 Payments of deferred financing costs  (114) Other, net  (30) Net cash provided by financing activities  1,654 Net Decrease in Cash and Cash Equivalents  (618) Cash and cash equivalents at beginning of period  5,587 Cash and cash equivalents at end of period $ 4,969 ' The historical consolidated financial statements of Northwest have been adjusted to reflect certain reclassifications to conform with Delta’s financial statement presentation.

Unaudited Combined Statements of Operations DELTA AIR LINES, INC. Unaudited Combined Statements of Operations Excluding Special Items (in millions) Delta Northwest Special Items Combined Delta Northwest Special Items Combined  Three Months Ended December 31, 2007 Three Months Ended December 31, 2007 Three Months Ended December 31, 2007 Three Months Ended March 31,  2008 Three Months Ended March 31, 2008 Three Months Ended March 31, 2008 OPERATING REVENUE:    Passenger:   Mainline $ 3,052 $ 2,278 $ - $ 5,330 $ 3,061 $ 2,303 $ - $ 5,364 Regional affiliates  1,015  366 -  1,381  1,039  406 -  1,445 Cargo  132  242 -  374  134  198 -  332 Other, net  484  221 -  705  532  227 -  759 Total operating revenue  4,683  3,107 -  7,790  4,766  3,134 -  7,900 OPERATING EXPENSE:   Aircraft fuel and related taxes  1,356  936 -  2,292  1,422  1,113 -  2,535 Salaries and related costs  1,070  735 -  1,805  1,091  728 -  1,819 Contract carrier arrangements  851  193 -  1,044  896  206 -  1,102 Aircraft maintenance materials and outside repairs  245  222 -  467  268  209 -  477 Contracted services  246  210 -  456  254  207 -  461 Passenger commissions and other selling expenses  212  211 -  423  225  215 -  440 Depreciation and amortization  288  128 -  416  297  148 (17) 2  428 Landing fees and other rents  175  114 -  289  179  136 -  315 Aircraft rent  60  94 -  154  64  93 -  157 Passenger service  88  58 -  146  84  60 -  144 Restructuring, asset writedowns, pension settlements and related items, net  -  - -  -  6,116  3,917 (10,033) 3  - Other  94  119 -  213  131  155 -  286 Total operating expense  4,685  3,020 -  7,705  11,027  7,187 (10,050)  8,164 OPERATING (LOSS) INCOME  (2)  87 -  85  (6,261)  (4,053) 10,050  (264) OTHER (EXPENSE) INCOME:   Interest expense  (138)  (126) -  (264)  (147)  (114) -  (261) Interest income  39  51 -  90  27  37 -  64 Miscellaneous, net  (4)  (26) 14 1  (16)  (9)  (9) -  (18) Total other expense, net  (103)  (101) 14  (190)  (129)  (86) -  (215) INCOME (LOSS) BEFORE INCOME TAXES  (105)  (14) 14  (105)  (6,390)  (4,139) 10,050  (479) INCOME TAX BENEFIT (PROVISION)  35  6 -  41  -  - -  - NET (LOSS) INCOME $ (70) $ (8) $ 14 $ (64) $ (6,390) $ (4,139) $ 10,050 $ (479) 1 $14 loss on sale of interest in affiliate (NWA) 2 $17 aircraft and aircraft-related impairments (NWA) 3 $3,917 goodwill impairment (NWA); $6,100 goodwill impairment (DL); $16 Restructuring and related (DL)

Combined Statements of OperationsOPERATING REVENUE:   Passenger:   Mainline $ 3,627 $ 2,638 $ - Regional affiliates  1,143  506 - Cargo  160  212 - Other, net  569  233 - Total operating revenue  5,499  3,589 - OPERATING EXPENSE:   Aircraft fuel and related taxes  1,678  1,206 - Salaries and related costs  1,092  746 - Contract carrier arrangements  931  208 - Aircraft maintenance materials and outside repairs  295  186 - Contracted services  257  207 - Passenger commissions and other selling expenses  248  224 - Depreciation and amortization  302  745 (624) 4 Landing fees and other rents  185  150 - Aircraft rent  67  93 - Passenger service  105  66 - Restructuring, asset writedowns, pension settlements and related items, net  1,300  (76) (1,224) 5 Other  126  134 - Total operating expense  6,586  3,889 (1,848) OPERATING (LOSS) INCOME  (1,087)  (300) 1,848 OTHER (EXPENSE) INCOME:   Interest expense  (141)  (108) - Interest income  25  24 - Miscellaneous, net  40  (207) 213 6 Total other expense, net  (76)  (291) 213 INCOME (LOSS) BEFORE INCOME TAXES  (1,163)  (591) 2,061 INCOME TAX BENEFIT (PROVISION)  119  214 (333)7 NET (LOSS) INCOME $ (1,044) $ (377) $ 1,728  DeltaNorthwest Three Months Three Months EndedEnded June 30,June 30,Special (in millions)2008 2008Items DeltaNorthwest Three MonthsThree Months EndedEndeSeptember 30,September 30,Special 20082008ItemsDELTA AIR LINES, INC. Unaudited Combined Statements of Operations Excluding Special Items DELTA AIR LINES, INC. Unaudited Combined Statements of Operations Excluding Special Items

Unaudited Condensed Combined Statement of Cash Flows DELTA AIR LINES, INC. Unaudited Condensed Combined Statement of Cash Flows' For the Nine Months Ended September 30, 2008 DELTA AIR LINES, INC. Unaudited Condensed Combined Statement of Cash Flows' For the Nine Months Ended September 30, 2008 (in millions) Delta Northwest Net cash provided by operating activities $ 282 $ 570 Cash Flows From Investing Activities:   Property and equipment additions:   Flight equipment, including advance payments  (1,056)  (933) Ground property and equipment, including technology  (160)  (81) Payments of fuel hedge margin deposits  -  (104) Decrease in restricted cash  2  277 Proceeds from sales of flight equipment  110  16 Proceeds from sale of investment in affiliate  -  20 Investments in affiliated companies  -  (213) Redesignation from cash equivialents to short-term investments  (818)  (246) Proceeds from sales of investments  -  55 Other, net  7  - Net cash used in investing activities  (1,915)  (1,209) Cash Flows From Financing Activities:   Payments on long-term debt and capital lease obligations  (857)  (365) Proceeds from short-term obligations  -  133 Proceeds from long-term obligations  2,014  873 Payments of deferred financing costs  -  (114) Other, net  (12)  (18) Net cash provided by financing activities  1,145  509 Net Decrease in Cash and Cash Equivalents  (488)  (130) Cash and cash equivalents at beginning of period  2,648  2,939 Cash and cash equivalents at end of period $ 2,160 $ 2,809 Combined $852 (1,989) (241) (104) 279 126 20 (213) (1,064)  55 7 (3,124) (1,222) 133 2,887 (114) (30) 1,654 (618) 5,587 $4,969  ' The historical consolidated financial statements of Northwest have been adjusted to reflect certain reclassifications to conform withDelta’s financial statement presentation.

Appendix C:  Non-GAAP Reconciliations

Forward Looking Projections Delta is unable to reconcile certain forward-looking projections to GAAP, including projected Mainline non-fuel CASM, adjusted net debt, unrestricted liquidity, length of haul adjusted PRASM to industry, earnings before interest, taxes, depreciation, amortization and aircraft rent (EBITDAR), as the nature or amount of special items and the impact of purchase accounting adjustments cannot be estimated at this time.  We are in the process of analyzing the impact purchase accounting adjustments and special items will have on our consolidated financial statements.

Length of Haul Adjusted PRASM

Mainline Non-Fuel CASM Delta and Northwest exclude special items because management believes the exclusion of these items is helpful to investors to evaluate the companies' recurring operational performance. Delta's cost per available seat mile (CASM) excludes expenses related to Delta's providing maintenance and staffing services to third parties as these costs are not associated with the generation of a seat mile. Northwest's CASM excludes expenses primarily related to Northwest's providing freight operations and its vacation wholesale operations to third parties as these costs are not associated with the generation of a seat mile. Delta and Northwest present Mainline CASM excluding fuel expense and related taxes because management believes high fuel prices mask the progress toward achieving business plan targets. Three Months Ended September 30, 2008  Delta  Northwest  Combined Mainline CASM 12.42 ¢ 15.71 ¢ 13.68 ¢ Items excluded:  Services provided to third parties (0.46)  (0.95)  (0.64) Mainline CASM excluding items not related to generation of a seat mile 11.96  14.76  13.04 Restructuring and merger-related items (0.02)  (0.14)  (0.07) Mainline CASM excluding special items 11.94  14.62  12.97 Fuel expense and related taxes (5.22)  (7.55)  (6.12) Mainline CASM excluding fuel expense and related taxes and special items 6.72 ¢ 7.07 ¢ 6.85 ¢

[EXCERPTS FROM TRANSCRIPT OF DECEMBER 9, 2008 INVESTOR CONFERENCE]

Richard Anderson - Delta Air Lines, Inc. - CEO

Welcome and thank you all for being here and welcome to the new Delta Investor Day. We want to try to make this very meaningful for you. And if you understand the central theme that we're really talking about is the basic investment thesis in the new Delta and why it makes really good sense as a long-term investment vehicle for you and the owners that you represent. To kick it off I would like to introduce much of the senior management team. And I think we've done a very good job of assembling a world-class management team here.

So let me start down at the end with Ben Hirst he's the General Counsel of Delta; Hank Halter, the Chief Financial Officer of Delta; Ned Walker who's the Chief Communication Officer in charge of worldwide communications.

Most of you know Glen Hauenstein, EVP of Network; Brian McManus, an official with the Air Line Pilots Association and a member of our Master Executive Council at ALPA; Dino Atsalis who's in charge of government affairs for the Delta Air Line Pilots Association; Steve Gorman who's the Chief Operating Officer at Delta; Tony Charaf who's the President of Delta Tech Ops, he runs both internal tech ops and our MRO business; Neel Shah, who's in charge of our cargo operations, done a phenomenal job; Jeff Robertson, who just landed the best affinity card deal in the history of the airline industry; Mike Becker, who is the Chief Operating Officer of Northwest; Theresa Wise, the Chief Information Officer of Delta; Tim Mapes, SVP of Marketing; Jim Cron, SVP of Sales and Distribution; Paul Jacobson a very happy Treasurer with the wire transfer we received this morning; and Ed Bastian, our President.

So with that, let me move on to the agenda, and we want this, when we were preparing the slides our goal was to give you meaningful quantitative information about where we are and where we're headed to support our investment thesis and you'll see that there are consistent themes through this that we'll pick up through each one of the presentations. So I'll go through sort of the fundamental bond building blocks of where our Board will led us a little over a year ago in terms of the business model at Delta.

Ed will walk you through our guidance and where we are with the merger and the capturing of synergies in the merger. Glen will give you a lot of color around Network, because it's really the generator of where our profits will be long-term. Jim Cron will discuss with you our sales and distribution strategy. You can see we'll take a short break and we'll try to intersperse it with questions along the way. And Tony and Jeff will speak to you about our diversification of the top line and the large amount of revenues that we have from other sources such as our very profitable number one position in the maintenance repair and overall business in the US. And now as you can see from our press release this morning, the largest affinity card program. Quite a large part of our strategy going forward is to at diversify our cash flows through other channels of revenue, and we want to give you a good view of other revenue sources other than traditional passenger revenues.

Steve Gorman will touch on the fact that we're running really, really good airline with top tier operational performance. And then ultimately Hank will take you through a lot of the numbers. So you have the presentation there. And then we'll have plenty of time for Q&A and then lunch with the executives and will spread out to try to cover the questions that are on your mind.

You've all seen this. So let's move really quickly to the building blocks. So last fall, our Board tasked management with coming up with a sound strategy that would break what I'll call the sort of negative cyclicality of the industry for investors. And we really came up with a series of building blocks that our Board has been very focused on management executing against.

And the first of those is really to build a financially viable airline that can achieve consistent profitability, top-tier pre-tax margins and industry-leading balance sheet. And if you look at what we've done, 11% revenue growth year-to-date through September of '08. Now with the cash position, we have a $6.7 billion. We've kept our CASM -- our CASM by year-end will be flat with all the capacity reductions we've taken over the course of the year. And as I said earlier, a $6 billion revenue stream from diversified revenue sources.

The foundation of that revenue growth really is the network and the network is the most internationally rated network in the industry. Number one domestic, number one transatlantic, number one Africa, number one Japan and Asian markets and number two to Latin America with the goal of having our network diversified, with half of our capacity distributed across the international network.

We have led the industry in rationalizing capacity first to fuel prices and then to demand and we continue to be very focused on making certain that we have the right balance of capacity to demand and in doing so, we at the conference the last week announced our capacity plans for 2009.

And the important thing about dealing with capacity the way we do is that it's not just about taking out the variable costs related to that capacity, we've been very focused on keeping our non-fuel CASM flat. And we've achieved that with the significant pull-down that we had in 2008. By 4Q '08 we will have essentially flattened our nonfuel CASM. So it's not just about taking capacity out, it's also about having the discipline to take the cost out. And we will continue to be certain that we're focused on making our capacity meet demand in whatever environment were in.

And then the great thing about that is we have a very versatile fleet. There are a lot of airlines that have mortgages on all of their airplanes, and when you have mortgages on all of your airlines and you spent upwards of $30 million to $35 million per copy of a domestic airplane, it's very difficult to manage your capital with a real rate of return. And that's not our philosophy. We are not going to take our cash flow and make CapEx investments to place large fleet orders for the sake of placing a fleet order.

And the versatility of our fleet gives us the ability to vary our capacity very quickly. And when you think about it, it's unique to the airline industry. Westin can't close this hotel, right? We can put capacity on the ground because we have depreciated airplanes like 757s and MD 80s, we can park that capacity, and we can take the cost of out. And that gives us a very strong tool in the terms of managing our RASM and our profitability over the long run.

And that really gets to the third slide, which is disciplined capital management. This industry has got to make investments based on demonstrated returns, not based upon shiny airplanes. And that's really an important part of the cash flow story here, which is having the discipline to be certain that when we make capital investments or make fleet decisions and we're very fortunate to have the two fleets that we have, because if you take the combination of Delta and Northwest and you look at the percentage of our fleet CASM devoted to ownership and I'd submit that it's the lowest fleet CASM related to ownership in the industry. And that is very important going forward and something we must maintain because it's a long-term advantage.

And you really do, and I'll be blunt about this, these storylines that you get about newest fleet, when you see newest fleet you've got to ask yourself what's the capital cost of that newest fleet? And what does it do to the economics of the business? And I'll submit to you that we are going to have a different strategy at Delta, which is a strategy based upon disciplined capital investment that has demonstrated returns over the long term. And we have a lot of rich opportunity to rationalize across these two airlines without making large CapEx commitments.

Fourth is strategic options. And before I leave three, there's been a question that investors have had and the AMEX deal gives us the cash and the capital and the resources we need on our balance sheet so that the immediate need or the issue of whether we were going to do an equity offering, really takes that off the table as we sit today with our AMEX deal. So we're pretty confident about where our cash position is and Hank's going to walk you through some high-level, those of you who flipped ahead in the slides, we'll walk you through some of the high-level three-year projections for the airline.

Let me move to four really quick, which is the merger with Northwest has unlocked enormous value and we're very confident, and Ed will walk you through where we are on synergy capture. But just look at the American Express deal, that American Express deal, creating the largest affinity card program in the world with the very best economics.

The economics of the transaction are far and away better than any other airline affinity program in the world and are the result of the merger with Northwest. Because as our Board looked at what our options were to get to the first block on the page as we moved through the analysis it became clear that we needed a larger platform, that we needed to fill in our network and that we needed to be able to capture more value through a combination of another network.

And if you look at how Delta got positioned where it is today in the industry, it's been a series of those kinds of transactions about every 15 years since about 1960. So, Northeastern Airlines, Western Airlines, Pan Am's international authority, Chicago and Southern, so it's sort of consistent with what the airline has done over a pretty long period of time, because you can have a solid organic growth strategy but in addition you need to be able to put bolt-on additional assets and capture additional value. And we're very confident of our synergy capture.

And now that we have the teams, and I didn't mention to you the background of the executives, but we really did do what we said about picking carefully and getting a good strong mix of executives from both airlines. And part of that brings new findings all the time as we go through the budget process for 2009. Best practices that we never really accounted for or had visibility to when we did the top down synergy analysis.

So the merger with Northwest and the value that you see us creating with the American Express deal, and that's both cash value and its P&L value because of the underlying terms of the transaction, is emblematic of a lot of other opportunities that we have ahead of us with other relationships, suppliers and the like across the new Delta.

So we will continue pursuing strategic options that broaden our network and our long-term viability. Our movement across the fleet to move from a very domestic-focused airline to an internationally-focused airline, and importantly, two weeks ago, three weeks ago we announced the Alaska airlines relationship, which is a long-term ten year relationship where we essentially become the exclusive codeshare partner with Alaska off the west coast internationally, make a very important ingredient in building out our network and you would expect that we would continue to pursue those sort of strategic options.

The next step in terms of creation of value and building an enduring franchise where we can have advantages that are protectable and sustainable is the global alliance opportunity with Air France KLM. Many of you that are familiar with Northwest understand the tremendous value that's been created in the Northwest KLM alliance.

That entity historically on a full-up basis has had high teen margins, and now we bring to bear the KLM Northwest relationship in line with the Delta Air France joint venture. And the opportunity that it creates is phenomenal, because we're fully immunized. We plan capacity and we price together and we operate it together today under our immunization from the United States Department of Transportation and the European Union.

And that gives us the number one position across the transatlantic with essentially two other competitors in the market -- the British and the Germans and their alliance partners. So you really have three networks and we're the strongest of the three networks across the transatlantic with the most developed position. In other words, we really have a first mover advantage, because we had antitrust immunity for quite a while. And we've been well down the path of the immunized joint venture with the full support of our pilots union.

And that's one question you always have to ask our competitors when they talk about their immunized joint ventures. If you don't have pilot scope clause provisions that allow you to codeshare and fully utilize the joint venture, the announcement is really hollow. And what we have in cooperation with our pilots, we have the ability to fully utilize the codes of both airlines to drive RASM premiums across the Atlantic. And that first mover advantage and the structural advantage we have, this is an $8 billion to $10 billion business segment in and of itself.

Steve will talk to you on box six here about operations and Northwest and Delta together are the top-tier operators in the industry. Just looking at DOT data and the performance of the two airlines and Steve will walk you through that briefly today. But you need to understand, think about it, the mergers been announced six weeks ago, still very smooth.

You have not read anything in the paper and our ultimate goal is that 18 months from now it will be at acclaimed as the most successful and smooth merger for customers in the industry and we have the plans to get that done. And we are down in the details of the business line by line, making certain that all the pieces fit together as we go through the integration.

We have very operationally focused executives. Not all of them are here. Tony's here, and Steve's here, but a very committed group of executives that are very well experienced, very knowledgeable. And you're going to see a very smooth operational integration and it's going to go fairly rapidly and be transparent to the customer.

You're already seeing it on the frequent flyer program, we're really working to build the world's best frequent flyer program and doing our best to pick best in breed between Northwest and Delta. And then ultimately putting them together on the Northwest, CRM platform sometime later next year. So you'll see that commitment to customer service play out as we go through the integration.

And lastly, box seven. It's interesting -- in 2008 we did three collective bargaining agreements with our pilots. To completion, to agreement. We did one in February, a collective bargaining agreement with our pilots in February and completed it, couldn't get the seniority list integration done with the Northwest pilots, but we had a complete agreement on all the terms except for seniority list. Real credit to Ed Bastian and Mike Campbell and Lee Moak and Brian and Dino and the leadership of our pilots union.

Then in April when we were getting ready to announce the deal we knew we had to have a deal with our pilots because of a whole host of reasons and I think we got that deal done in about two weeks. And then we needed to do another deal with the Northwest pilots in July to bring them under the collective bargaining agreement and to get to the single seniority lists, which we received, our pilots received last night.

So we have competitors that can't sit in the same room with their pilots, between management and pilots, and we did three collective bargaining agreements in 2008 with our ALPA leadership. And we're blessed to have the leadership that we have. And Brian's here today and I was going to ask Brian very quickly just to talk a little bit about the seniority list and the process. And, Brian, if you want to take just a second to do that.

Brian McManus - Delta Air Lines, Inc. - Pilot

I'm Brian McManus. My position is Chairman of the Stock Advisory Committee for the Delta Master Executive Council Pilots Union at Delta. And briefly, what sets this seniority list integration apart from other seniority list agreements that have been conducted in the past at other properties is two items.

One, the Delta pilots have a history of always aiming for a fair and equitable treatment of the merged pilot group entity. That was the case with Western Airlines in 1987, and that was the case with the Pan Am acquisition in 1991. Additionally, this was an acquisition or merger of equals which had the potential to create more strife or internal dissension with an integration process.

So recognizing that our own union policy was a little bit lacking in this area we created an above average process in order to achieve a fair and equitable agreement. And without going into the multitude of details, just to highlight one or two aspects, we created a three versus a normally one-man arbitration panel. Additionally it's final and binding of course, and we also created a date certain finality to have this process completed by.

So with all those objectives laid out, we were able to achieve all those objectives. And once again seniority is always in the eye of the beholder, but I believe the reaction by both pilot groups over the course of the next coming months will yield to the fact that by all objective measures this seniority list is fair and equitable for all concerned.

And why that's so important is that when you have internal unity within the pilot union, among the ranks of the pilots, we can focus our efforts on being collaborative with management in order to achieve the most profitable airline possible and management can utilize the assets to the greatest degree in order to achieve the greatest profit possible. And once again we have crafted our pilot agreement that Richard mentioned in order to achieve first dollar of profit sharing. So we're all going in the same direction with regard to trying to make this the most profitable airline and share in that growth. Thank you.

Richard Anderson - Delta Air Lines, Inc. - CEO

Thank you Brian. So seven is really important because you can contrast our culture and our employee relations with what's going on in a lot of lot of other airlines, and we do think that it needs to be, we are committed to making it a good place to work for our employees.

And when our employees are happy and productive, we produce a good product for our customers and we're very, very productive in terms of when you look at employees and non-labor CASM and our labor CASM across the airline and those go hand in glove. A good working relationship with all of our employees is a very important part of our delivering on the plan and we're committed to distinguishing our employee relations from the rest of the industry.

Just a few more slides, I told you we'd give you numbers. Passenger revenue PRASM, our long-term goal is in the 105% to 110% range. Our liquidity you can see there is very strong and we plan on building that over the course of the next three years. You can see our operating revenue in terms of top line growth and our non-fuel unit costs.

And the model that you see here, these four metrics are the four metrics that fundamentally drive the business and are the four metrics that will always keep Delta in a superior position versus the industry and the merger gives us the opportunity, the real tangible opportunity to continue these industry leading positions.

And of course at the base of that is the network and the power of the network over the long run. And understand, though, we will maintain those positions but we will be the most disciplined operator with respect to capacity in the industry. We've demonstrated that over the course of the past year. If you'll recall last year in -- well, this past year in March, when fuel prices were going over 105 a barrel. We were the first airline by a couple of months to react and we did an early out program and reduced our staffing at Delta by 4,300 heads. We took about 12% of our domestic capacity out in the back half of the year and now our CASM is flat y-o-y.

So we can just take the capacity out we also took the costs out. And that same sort of discipline both domestically and internationally will always be our focus of right-sizing demand capacity in the market, but we will not compromise the strategic value of the network, the convenience of the network or the need to be certain that we're competing hard in certain markets. So rest assured that we're going to stay focused on building and growing the leading global network with the lowest fleet capital costs in the industry.

So with that, maybe time for just a few questions. I don't want to get too far into -- we're to try to break just a little bit after each one so you don't have to hold your questions. But just a couple of questions and then we'll have Ed sit down and talk a little bit about how we're, get into the details of how are positioned for success.

 QUESTION AND ANSWER

Unidentified Audience Member

You talked about returns. Can you just give us some guidelines in terms of what return hurdles, you think about? Where returns are going to go?

Richard Anderson - Delta Air Lines, Inc. - CEO

Well we're a bit early in the process about our Board going through where we think that will be as we move through and capture the synergies. But when you think about the model, the model ought to have pre-tax returns in the 7% to 10% range. The model should have pre-tax returns in those range. Next question.

Unidentified Audience Member

Thank you. Richard, for years your time spent at Northwest and at Continental you were on the outside looking in to Delta. Now that you've been at the Company for more than a year, what are some of the surprises both good and bad that you've seen at the Company?

Richard Anderson - Delta Air Lines, Inc. - CEO

The culture really matters at Delta and it really does make a difference. It makes a difference both in the delivery of the service and the cooperation of the employees and the ability to run the largest most profitable maintenance, repair and overhaul business. And it's really quite a pleasant place to work and be a part of because it does have a very tangible difference in terms of the spirit of the place and people's desire to be winners. Delta had the preeminent position in the airline industry for many years and that sort of underlying DNA admittedly is really part of the underlying fabric.

I would say that at there haven't been really any disappointments. The only thing we knew going in to the analysis that our Board tasked us with was the need to broaden the network. So if you looked at, and I would say this would have been prior to the merger the number one challenge that we had, we had great assets but we didn't have coverage at all in Asia.

We were weak in the Midwest, we were weak in the Northwest and while we had a transatlantic joint venture it wasn't as developed. So if you look at the asset base of the Company, the merger with Northwest really fills in what I would call and answer your question, the weak points in the network. The merger filled those in.

So we're really quite pleased and believe that this coupled with the Alaska alliance really fills out our network in a very fulsome way and gives us -- in this business you are always hunting for those places where you have a strategic advantage that's defensible over the long-term. And what the transaction did was gave us a wide array of those assets and our confidence on being able to execute is quite high and it's quite high really because of the people in the front row here and all the other 70,000 folks that are pretty charged up about what the opportunity is here.

Unidentified Audience Member

You're right, the one void in your system was the western part of the US, which you seem to be for fixing with the Alaska deal. But in today's environment with what I consider Alaska airlines at a very low stock price, why not a merger? I know it would be a lot to handle with what you're doing now, but that would fill in your system completely.

 Richard Anderson - Delta Air Lines, Inc. - CEO

It's not very often that I use the words no comment.

Dan McKenzie - Credit Suisse - Analyst

Yes. Hi, Richard. Dan McKenzie with Credit Suisse. Bob Crandall, Gordon Bethune used to love to say that industry's only as smart as its dumbest competitor and the presentation this morning of course does not presuppose that. I'm wondering if you could just help share some thoughts about how Delta can sort of untether itself from the industry dynamic?

Richard Anderson - Delta Air Lines, Inc. - CEO

Well, that's really what the presentations here are about, and the untethering first comes in employee relations. If you look at the airlines that have succeeded over time, one of the ways you untether yourself from the rest of the industry is to maintain strong relationships with your employees so you have the dexterity and the flexibility to be able to react to the market and to provide a superior product. Because we do believe that the right measured investments in the product will return higher RASM and if the employees are engaged and on board it really is an untethering, if you will, versus the industry.

I think the second untethering is, and I'll go back to this, is the fleet assets and the discipline around capital. I think people can talk about where capacity goes in the industry, but how you fill that capacity is really important and the industry has historically been very focused on placing massive orders for airplanes with perhaps not clear economics. And we're not going to do that. We're not going to place airplane orders for the sake of placing airplane orders and we're going to fully utilize what we have because it's a very low capital cost base.

I would say that the third untethering is the breadth and scope of the network. And the breadth and scope of the network is not replicable in the current organizational behavior that we have in the industry and having that broad, diverse network gives you a spreading of the risk, if you will, across the industry. And then lastly we're going to maintain capacity discipline. And the industry has over the past year, year and a half, two years done quite a good job in right-sizing unilaterally each carrier right-sizing capacity and demand.

And I believe everyone's gotten a taste of that in the form of the RASM that we've seen over the course of the past year and a half. So I would say that those four factors are very important factors as we go forward. And I would probably add a fifth to that which is we have opportunities like AMEX across our business. We have opportunities like the AMEX deal as a result of this merger to create distinguishable value versus the industry.

Unidentified Audience Member

Given that the merger is quite clearly going to be a great success, do you see any other combinations among the US carriers in a merger?

Richard Anderson - Delta Air Lines, Inc. - CEO

There don't appear to be any indications but I have no better evidence than you do of whether there will be other consolidations in the industry. We're really just focused on ours and making ours successful and distinguishable from the rest of the industry. Maybe time for one more.

Unidentified Audience Member

Good morning. I'm wondering what steps you have taken, and perhaps Brian can talk about it as well, about simplifying your fleet from a labor perspective? And stopping or at least slowing the constant zigzagging of pilots up through nine different variants to grab a gold ring of a 777 or a 74, which can be seven quite costly?

Richard Anderson - Delta Air Lines, Inc. - CEO

Well in our base case so that you understand where it flows out in the economics, in our base case on synergies we've captured that dissynergy and the numbers that you see from us are net of those costs, number one. Number two, it all ultimately comes down to the pilot cost per block hour and pilot productivity measures and we're among the best in the industry. And our intent working with our pilots is to continue having the highest levels of productivity across the industry. Ultimately our goal will be to simplify the number of fleets across the airline. But it's a target.

There is also an opportunity that comes from having a diverse fleet in a network of the gauge. So when you look at the size of the network that we have, it's pretty important to have and we've got some slides that we'll show you, it's pretty important to have the right-sized airplanes for the market. And if we keep focused on pilot productivity, which we are very focused on in terms of making certain that the pilot cost per block hour and the hard hours per pilot remain industry-leading, we do that and at the same time remember Glen will get a lot of leverage from having the right airplane in the right market.

So when you have a network with this much diversity you really do need -- one of the worst things you can do in the airline industry is schedule the wrong airplane in a market. Fly a 777 domestically, fly a 777 in a short-haul transatlantic market, at least on our network. So the fleet diversification has many more blessings on the revenue side and a big chunk of our revenue synergies comes from putting the right airplane on the right market.

So in summary, the 2 billion in synergies is net of any dissynergies that come as a result of multiple fleet types, number one. Number two, the focus has to be overall productivity, which we're very good at managing. And number three, fleet diversification is a very important part of generating the revenue synergies from the merger. With that, I'd like to welcome Ed Bastian.

PRESENTATION

Ed Bastian - Delta Air Lines, Inc. - President

All right. Thank you, Richard. I appreciate that. And good morning, everybody. I appreciate the strong degree of interest we have in our story here at Delta Air Lines. I'd also like to welcome those that we have on the phone with us this morning as well. Thank you for participating and expressing your interest in the Delta story.

I think Richard did a very nice job of laying out the investment thesis as we like to call it here and the reason why we believe we should be the airline of choice for our investors. What I'd like to do now is take you down to the next level and explain a little more detail how we look at the business, how we're positioning ourselves for long-term success and how we'd like you understand the various platforms over which we're operating.

If you look at our business model from the external side and Dan this responds a little bit to one of the questions you just asked, how should investors look at Delta? And what sets Delta apart? And what are the opportunities that we have for the future? There are really three platforms off of which we're operating. First, we believe we've got the best tools and will make the most effective use of those tools to navigate the current economic crisis.

That means our ability to aggressively manage capacity in terms of restraint, discipline, as well as seeking opportunities for unique growth and leverage in a turbulent marketplace coupled with the leverage that we have because of lower fuel prices as well as the fact that we have the lowest cost operators within the two businesses.

Second, and this is a distinguishing factor, we have merger benefits that others will not have. And we are moving with great discipline and speed towards unlocking the value of those merger benefits -- $2 billion of benefit alone on an annual scale. There's not an airline today that makes $2 billion in a single year. Our merger we believe will create $2 billion of value alone on top of the stand-alone businesses. And third, what I call our value agenda. And that's capitalizing on the opportunities that the world's largest airline creates. And I'm to take you through each one of those three platforms as we go through here.

While 2008 has been a challenging year for all of us driven in our business by the unprecedented rise in the cost of fuel, we expect 2009 to hold its own special challenges for us as we now are clearly in the midst of a global economic downturn. For Delta our demand started to slow in October. We started to see a downtick in bookings as the world seemed to put spending on pause, and it doesn't matter whether you're an airline or any other sector, financial services sector, any other sector of the global economy, spending has slowed down over the course of the fourth quarter, and certainly has impacted our business as well.

Based on what we see now, our expectations are that we're looking at a downward draft with respect to overall industry revenues in 2009 and for planning purposes we're assuming an overall decline in industry revenues on the order of 8% to 12%. That would be unprecedented, absent the 9/11 decline that we saw which was a security and a threat factor towards the safety of flying -- not a financial crisis, but actually a safety crisis.

So an unprecedented level of decline in the amount of airline industry revenue. But obviously it's also related to what we're seeing going on across other economic sectors. And that 8% to 12% decline that we're managing for is instructive and informative with respect to the capacity decisions and the capacity reductions, the 6% to 8% system capacity reductions that we announced last week.

If you look back over history and this goes back to the 1930s, you can see there's only been two years with the exception of 9/11 where the industry has seen any decline in nominal industry revenues and they were slight in the early 80s and in the early 90s, recessions that occurred in both those two years. And they were on the order of 1% to 2% industry revenue decline. The 9/11 event, if you look on a cumulative basis between 2001 and 2002 was on the order of about a 17% decline.

However, as stark as that picture is and the fact that we're anticipating and planning for the most significant decline in the industry's history on a normalized basis, we do believe this crisis will be managed differently, as compared to the past. There's two fundamental reasons why. First we have an unprecedented level of capacity discipline that we are exerting as well as the rest of the industry across the industry landscape.

On a domestic scale we're anticipating 2009 domestic capacity to be down 14% in 2009 as measured against 2007. That's for the industry, for Delta, we anticipate the domestic decline to be 20%. So aggressively managing the part of the business model, the domestic industry environment where you have the greatest opportunity and need for capacity restraint. We also believe that the aircraft that the utilization reductions and the capacity that are coming from will not be popping back up again in the schedule as the economic headwinds start to turn.

Many of these are older shell types, they are uneconomic planes in the current form and would cost a fairly substantial amount of money to bring back into the business model, which if you couple with the fact that the capital market is largely closed to new aircraft financings, new aircraft acquisitions or any other investments in a start-up carrier, we believe the capacity restraint that we've already seen to date will continue going forward.

A big difference if you measure that against what we face with the previous downturns where capacity was climbing at large paces when the bubble hit. Second, we're looking at an unprecedented fall in fuel prices which we're all aware of. This summer as oil started to go well north of $100 towards $150 we started to make moves on capacity then fortuitously because now we're positioned certainly on the domestic scene to manage the economic downturn that we're seeing in bookings.

And if you measure 2009 estimates with respect to crude oil prices as measured against what we paid in 2008, we're looking at an order of magnitude of about $50 a barrel savings in 2009 against 2008. 2008 our average price for crude was $100 per barrel. Today we're forecasting 2009 to be roughly about $50 a barrel based on where the market is currently. That $50 savings on a run rate basis is $5 billion for Delta.

Now we'll not get that for full $5 billion at the start of the year, we still have some underwater hedges that were working through over the first part of the year, but come the spring we expect to see that $5 billion being in the run rate on the business model on a going forward basis. To put that $5 billion in context, that's 17% of our passenger revenues, our consolidated passenger revenues. So we would need to see consolidated passenger revenues to fall more than 17% before you would just break even on this level of fuel price demand. So that again is another reason why we believe this year will be different.

Richard talked about a current performance of Delta and the reason why we've been outperforming the competition as we have. The solid top line revenue growth with the market share improvement and increasing the degree of revenue premium that we're drawing for the product. The revenue improvements that we're seeing, I can appreciate there being some concern as to the reason why were driving top line.

We're not driving the top line, as Richard said, to fly shiny new metal. In fact, we probably have the least amount of new capacity entering the industry of any of the competition. We're driving this through hard earned new business opportunities, ancillary revenue options as well as improvements in the revenue premiums that we've been driving across the business. And if you couple that with our best in class CASM performance, our costs today, our mainline costs are 10% to 15% better than the competition. That's why you see we have the firm financial footing that we do here.

And we expect to continue to lead the industry in 2009. As I mentioned on industry revenue basis are planned for 2009 calls for industry revenues on a macro scale to be down somewhere in the order of 8% to 12%. We're looking at a current projection of fuel price of $2.19 per gallon.

That fuel price estimate is based on a $50 crude assumption and a $20 crack assumption both of which are largely consistent, at least the crude is, with the 2009 forward curves that you would see out there today. That also -- that number also includes the cost of out of the market hedges that we have that will be working off over the first part of 2009 and also includes the cost of taxes and transportation, so that's an all-in fully burdened fuel price assumption.

On the non-fuel unit cost guidance for 2009 we're anticipating some pressure on the non-fuel costs. There's two factors, one of which as we're pulling down below the level of capacity we're talking about 6% to 8%. It takes us on the order of six to nine months to get the cost out associated with that capacity pull down. So that's adding pressure in the 2009 year.

But the second factor which will be more, I wouldn't call permanent, but will live with us for a longer period of time than capacity is the fact that we'll be facing higher pension cost as the value of our pension trusts have declined as a result of the financial market meltdown. Again, not anything different than any other corporate company you're going to see out there for 2009 guidance but our estimate with the impact of higher pension expense for 2009 is about 3%. So 3% to 5% is our guidance on non-fuel.

We expect by the end of the year to get the full cost of the capacity out but the pension hit will stay with us for some time. Now, that's not a cash hit at the same order of magnitude. The cash will lag on the order of six to 12 months and we're working with various means to see if there's ways by which we can better manage the length of time over which we have to make up that cash funding.

Speaking of cash, our year end target for 2009 of unrestricted liquidity is $7.5 billion. And as I mentioned previously we're looking at an overall capacity reduction in 2009 of 6% to 8%, 8% to 10% coming out of the domestic system and international is down 3% to 5%. Now, if you look at this guidance in aggregate and ask the question well, what does this mean to earnings?

We don't think we're in a position to give earnings guidance for 2009. There's too many moving piece parts quite honestly on the demand front as well as on the economic and the fuel front to give you specific earnings guidance. But suffice it to say that we expect it to be solidly profitable in 2009 and as we get into the year we can provide you some better expectations of what we mean by solidly profitable.

However on the last point, I do want to mention is that you would need to look at the revenue hit in the industry of greater than 20% to offset the benefits we expect to see on the fuel price, the benefits we expect to see from the capacity reduction, the 6% to 8% in the system and the benefits we expect to see in the current year from the merger. So north of a 20% revenue decline, which even is unprecedented by 9/11 standards in order to offset the value that we see being created in the coming year.

Now that we're inside Northwest, as Richard mentioned, we have an even heightened degree of confidence and conviction around both the value of the synergies as well as the timing of the synergies. And in fact in 2009, as we've mentioned previously our commitment of $500 million of synergies, we have effectively hit those through the American Express card deal that we announced this morning coupled with the fact that we've also aligned the fee programs across the two carriers in other fee categories.

I mentioned last week that our estimate in the line fee categories is about $200 million a year. So those two actions alone, the AMEX deal plus the value of fee alignment is about $700 million in synergy revenue for the new company in 2009 over 2008. But we're not stopping there, obviously. And we're looking for new ways by which to drive improved synergies into the business model.

The steps we're taking are focused on mitigating risk. For example, we talked about us getting to a single operating certificate and while we're pleased with the performance of our pilots in terms of arriving at a single seniority list, we want to be able to implement that list in the form of a combined integrated schedule.

We need to get to a single operating certificate before we can actually start to execute the game plan and the network strategy using that list. To that end, we already have the FAA's approval with respect to our plans to implement a single operating certificate. Steve Gorman will be talking in more detail on our progress towards getting to an SOC. But our target is to have the SOC in place, up and running by the end of 2009.

Similarly on technology, another major risk factor for airline mergers that historically have somewhat proven to be a surprise in various categories. We are feeling very good about our decisions on technology platforms. We've been able to couple the strength of the Delta operating systems together with what I call the commercial savvy of some of the Northwest technology systems to truly put in place a best in class technology suite that Theresa Wise is managing.

Theresa was the former CIO of Northwest, she is the new CIO for the combined Delta. We're going to be spending almost $200 million on technology. We're going to do it right. We're not going to disappoint our customers and we're not going to disappoint you.

And finally on network actions that are being taken, Glen will walk through those following my piece here. But network is another area that we're going to proceed while we're moving with speed we're also going to be proceeding with some caution because we realize that that's an area of some danger, if you start to move the network ahead of your capabilities on both technology and operating systems.

So we're cautiously managing the network strategy. If there's been one part of the overall merger that's probably going to move a little bit slower than our original expectations is the degree to which we can start to free flow the aircraft. But that's a temporary move. By 2010 we expect to have the ability to free flow fleet across both systems in a very aggressive manner.

I touched on most of this just during my comments here, but 2009 for us will be a transition year. Getting to that single operating certificate, getting the technology worked on and resolving labor issues will be the three key milestones that we're going to measure 2009 performance off of.

I do want to talk for a moment here, though, on this slide about the employee participation because when you ask us what's different about this merger, we can also say that the level of employee support and participation on the front end of the process truly is unprecedented. And the employees have been rewarded and compensated as such by you, the shareholders. You've provided our pilots with equity in the merger. You've provided our non-pilots with equity in the merger.

And I can't tell you how meaningful that is for the employees to have received the acknowledgment from our shareholders as to the importance and the alignment that we have together in terms of going out and focusing the fight on the competition and improving the overall profitability and the value of the model as compared to some of the past labor strategies that we've seen that have been failed across this industry.

To that end, there's one just one small amendment that I would like to make to what Richard said earlier here about capital raising. We have no plans in place to raise capital, and you'll see why in a minute when we talk about the American Express deal, but there is a very small piece of capital you will see us float because when we issued our shares to our non-pilots, we withheld about 1% of that 4% share account to pay for withholding taxes for our employees.

We're going to sell that 1% share in the marketplace, it's already in the diluted share count in your models. It's not new equity, but you will see it and I don't want there to be any surprise. It will be a capital raise of a little over $100 million. But we'll be announcing that in the coming days as we get that equity in place. But that's a simple offset to what's already been announced. So that's already within the 4% that the shareholder base has approved.

On the cost of integration, we've also sharpened our pencils further and we have more details in terms of how the integration will flow. And the good news on that is the more we've seen the needs and prioritized the targets and the tasks we've been able to bring the spend level down. So previously we had told you that we were expecting the cost of integration to be about $600 million in cash. Our current estimate is down to $500 million in cash. So there's $100 million savings that we are anticipating as we integrate our two airlines.

The key areas across which we'll be integrating will be technology, as I mentioned, close to $200 million to get a support platform that will be world class within the industry. Investments in employees in terms of training, new uniforms, getting employees relocated, separation packages, where necessary, and we'll keep that as minimal as possible. Investments in product, we'll be standardizing our fleet across the two airlines such that by the end of 2010, which is our goal, is to have the entire Northwest product and the Delta product in the new Delta livery, the current Delta livery standards, both outside the aircraft as well as inside the aircraft.

And finally on a facility front, we'll also have by the 2010 date, the end of 2010, all facilities in the new Delta livery model, so that by the course of 2010 you will see a gradual transformation to a total Delta look and feel from a customer standpoint. We're going to be doing this gradually, we're going to be mindful of the cash and not getting the cash ahead of the synergy values, but we will be moving slowly over the course of the next year and half to the point where you will see Delta in the marketplace on an exclusive basis.

So now we've discussed the tactical tools by which we're managing the current economic crisis. We've also talked about how the merger sets us apart and the value that the merger creates for us, the $2 billion of merger benefits that we individually have. The third piece that we haven't spent as much time talking to and we'll be spending more time as we go forward talking about is really the value components, the strategic value that this merger creates that we could not begin to accomplish as a stand-alone entity, both Delta or Northwest, and why we believe, to Dan's earlier question, we are going to be airline of choice for the investors.

And they fall across various realms. First, we're going to leverage the fact that we have an expanded scope and breadth across the industry. The co-brand announcement that we made today with American Express signifies that. I'll talk about that on the next slide.

But we not only have the leading Affinity card program and provider now with a world-class marketing organization such as American Express -- we also have the opportunity to create the greatest value in our SkyMiles currency of any airline model on the planet. We will be able to enhance the potential of our third-party businesses, our Commercial Aviation Services Group, as we've started to label them.

Close to $5 billion in third-party revenues will be in place for 2009. Tony Charaf will talk about what he is doing on the MRO and Jeff Robertson will follow him talking about the value creation that we see through the frequent flyer currency.

But we're also going to be driving other efficiencies through the supply chain model. When you're the largest airline in the world, you can't be ignored. People need to come see you rather than you go see them and find them. And if there's one space that in this environment I think the economic model still has not been rationalized and still needs some work to do it's in the regional jet industry.

And now that Delta is the operator of 40% of the regional jets across the industry landscape, that gives us a power and ability to drive the economics such that there's a greater balance in the risk and reward profile for the regionals versus the mainline carriers. Next, as we look to unlock the unique value that the merger creates, we're going to be taking advantage of the scale this new airline has. Richard mentioned the JV that we have with Air France/KLM, an $8 billion to $10 billion entity controlling 30% of the lift across the Transatlantic.

And candidly, we haven't scratched the surface of what that really means to the new Delta. We have a great operating model and the success of the Northwest KLM joint venture, but Delta has been somewhat behind Northwest with respect to our learnings in terms of how to operate an effective JV structure. That's going to be value that this new merger creates.

Secondly, we're also going to be able to better align our fleet needs. You're not going to see Delta out there with a large new aircraft order. We don't need to order new aircraft in order to get the scale and the breadth of the network model. We have it already in our grasp here.

And when you think about needing the tools and having the tools to manage an economic downturn, the new Delta can flex its muscle, both internally in terms of trying to capture and retain as much revenue as possible in a downturn economic climate while providing that at the lowest cost possible, as well as having the footprint out there to be able to expand when the economy does start to turn, to take advantage of that presence and that scale across the globe.

And finally in combining the best of both companies, Richard talked a lot about that, the people aspect of it, the best practices, that fact that you can now take the best revenue management technology in the industry and apply that against a $30 billion revenue base. The operational performance of the two carriers are already up there. And learning from the two teams together, building the best management team across the industry together is going to be unprecedented in terms of its strength.

Now hopefully you've seen our announcement. We've previewed it enough over the course of the last number of weeks that we anticipated being able to make an announcement today. And we're pleased to make that announcement with American Express and I'd like to welcome a couple of our team members from American Express here. Pam and Ralph, thank you for participating and joining us, we appreciate your support and your partnership and look forward to the next seven years.

But the American Express is a world-class arrangement in its current form. Delta, previous to this extension of the arrangement, has an exclusive arrangement with American Express that runs through 2010. What we announced today is a five-year extension of that arrangement, which will take us through 2015 that will have a value to it of over $15 billion over the course of the next seven years. From 2009 to 2015 our estimate of value in the arrangement is over $15 billion and that's cash revenue for Delta.

$2 billion of that revenue and that cash will be moved to the next two years such that, over the course of the 2009 and 2010 we're going to improve our cash flows, our liquidity picture, by $2 billion. And in fact, $1 billion of that $2 billion, in fact $1.05 billion of that $2 billion, is being received today in the form of a prepurchase of miles from American Express, which will not be amortized until the 2011 and 2012 time frame, so the full use of that value for the next two years, of the $1 billion. There's a $50 million first-year signing bonus as well that we've also received today.

And then incrementally to that, there's going to be $500 million of contract enhancements in each year subsequent which will grow over time. And our estimate for 2009 and 2010 each is it's $500 million a year so that in 2009, based on the liquidity forecast you have from Delta, you can increase that forecast by $1.5 billion, $1 billion from the prepayment we received today and $0.5 billion from the contract enhancements that we'll be receiving over the course of 2009, with an incremental $0.5 billion in 2010 above today's run rates.

In addition to the financial incentives, however, we're also pleased to be able to take advantage of the unique marketing relationship and partnership that we have with American Express, a true world-class marketing partner in the loyalty program. And we've been able to now pair the world's leading airline loyalty program with the world's leading marketer in the credit card space to come up with what we think will be a very special and, again, a defining attribute of the new Delta.

I'd also to make mention of US Bank. US Bank is the current cardholder, card processor and Affinity card provider for Northwest. That arrangement will end over the course of 2009, in the back end of 2009, although we have a very strong relationship and will have a continuing strong relationship with US Bank. They will be our debit card provider as well as a relationship bank that we look to many years of good service with up in Minneapolis.

So in conclusion, we believe that we are positioned for long-term success. And candidly, the list is quite long in terms of the various attributes, in terms of how we define success. We believe we have the tools in place to manage the current economic crisis that we're all navigating as an industry.

However, on top of that, when you add the merger benefits that are on track and in place, ready to be delivered in 2009, coupled with the unprecedented scale and structural damage that the world's largest creates, as evidenced by today's Amex announcement, we feel it's going to be a very, very powerful combination. So with that I'm going to close and I will take a couple of minutes of questions before I turn it over to Glen to talk about our network. Yes, Bill?

QUESTION AND ANSWER

Unidentified Audience Member

You've got a lot on your plate in terms of this integration and, as you talked about the industry revenue outlook of 8% to 12% down and you have 6 to 8% capacity cut, how is it that you couldn't cut more to match those two? Because it seems unlikely, given how much you've got to accomplish, that you'll also be able to outperform the industry on revenue.

So I would think it would position you better to achieve the return targets we talked about if you were cutting more in line with where the industry will go. Can you just comment, are you not able to cut more?

Ed Bastian - Delta Air Lines, Inc. - President

We have no restrictions on our ability to cut. However, this is what sets us apart from the competition is the value of the merger. Because we have no-brainer opportunities as you couple the strength of the Delta network to the strength of the Northwest network to drive opportunities to grow, even in a downward economic climate, such as connecting Atlanta to Narita and the wonderful assets that Northwest possesses across the Pacific.

So the 6% to 8% that I mentioned is the net. But there's 3% to 4% of growth opportunities and Glen will get a little bit into this in terms of his presentation that we're going to seek to grow -- that drives value out of the merger. But the core business is being trimmed considerably more than that 6% to 8% and that's why we think we're going to continue to growth the RASM premium to the industry. Yes, Gary?

Unidentified Audience Member

While we're on the 8% to 12%, could you just elaborate a little bit on how you're thinking about that, how you came up with 8% to 12%? You know it's not quite what we saw around 9/11, it's nothing what we've seen in prior recessions, is it extrapolation of what we've seen?

And then secondly, I wonder if -- you know in the past in presentations like this you've sort of tied some of these revenue forecasts to fuel with an assumption that you would incrementally recover certain portions. Is that the case here and how should we think about that?

Ed Bastian - Delta Air Lines, Inc. - President

Well it's pretty tough with what's happened in the fuel market for the last several months to tie any relationship to fuel and revenue, other than they're tending to move in the same direction. And I get a question a lot as to how aggressively are we managing and hedging fuel at today's lower level.

And we are in the market placing some additional fuel hedges, but to the degree to which revenues were to continue to be soft in this environment, we think that's going to put downward pressure on fuel. And we don't want to go too long a fuel hedge until we get a better sense for where revenue and demand is going to balance out into next year.

Our estimate of 8% to 12% is a function of nothing other than the signals that we're seeing out in the marketplace, discussing with our corporate clients, seeing what the demand picture across not just our industry but industries on a global scale. It's a function somewhat of knowing that there's going to be reduced capacity out there in terms of available seats to fly.

And we've taken several different data points and these are to percentage a target. And we feel that 10% is, at this point in time, as good an estimate out there as we've got to make certain that we're trying to be more aggressive than anything we've seen in managing that revenue downturn.

Now the value of being the world's largest airline is you have the flex, the flex up or flex down, depending as to how the economic environment proceeds. We're watching this on a daily basis, this is not something that we put in the can and then we run the play automatically. We're going to watch and meter capacity as we see the demand trends.

But at this point in time we do think this is the most difficult revenue environment any of us in our collective experience has seen. And that's why we want to be conservative.

Unidentified Audience Member

Is the 8-12% excluding fees? Or is that total revenue to the industry?

Ed Bastian - Delta Air Lines, Inc. - President

That's passenger revenue. Obviously fees and other things are moving in a different direction, just given that they've been implemented, we've decoupled a little bit the price of a ticket from the fee that drives that revenue source.

Unidentified Audience Member

Do you have any ballpark of an estimate on how much offset we might get from the stream?

Ed Bastian - Delta Air Lines, Inc. - President

Well Hank will get into this, we're looking at total other revenue sources of over $5 billion in 2009. And we'll rate for you the sources of that. Yes, here?

Unidentified Audience Member

I just have a couple questions on your regional strategy. You mentioned that Delta, now being one of the largest participants in the regional market, you would look to potentially consolidate some of those. So first of all, which regions and planes do you think that you would like to focus on?

And then specifically, how do the Northwest new 170s and the DC-9s fit into that strategy or not? Have you guys looked at what you're going to focus on as far as what you're going to keep and what you're going to ditch?

Ed Bastian - Delta Air Lines, Inc. - President

We have been rationalizing our regional jet portfolio at Delta over the course of the last couple years. In fact I think we have in order of about 150 less regional jets flying at Delta today than we had a couple of years ago. Where the focus has been on the rationalization effort are on contract providers that are not meeting their performance specs.

So customer performance is the number attribute. If you're going to be a Delta regional supplier you're going to hit a mainline level of customer satisfaction in the product that you're offering. Secondly, we're looking at opportunities to manage utilization down. And obviously in the environment where reduced demand, there's reduced need for utilization. So we're looking at utilization opportunities within the existing contracts.

Third, we now have, between Northwest and Delta, three wholly owned carriers, [Nusaba], Compass and Comair that we can manage together, as well as a balanced portfolio of contract providers so that we can move to the degree necessary that we have an uncompetitive supply range that we can move lift between the various carriers, not that their strategy is to play one against the other, but we've got to make certain that we're providing the most cost effective list out there.

And long term, as we look for growth opportunities, we don't see a need to place a regional jet order any time soon. But long term, as we look at that, we're going to look for new providers to service the Delta to take on the risks, and not just the rewards of being a Delta supplier. Yes?

Unidentified Audience Member

Just a follow up on Gary's question about the 8 to 12 revenue, can you comment at all on what you think in components of that would be the business travel versus leisure travel? Are you expecting them to diverge in any way? Or are they pretty similar?

Ed Bastian - Delta Air Lines, Inc. - President

No I think business travel is going to be down at a higher degree and I think part of that will be compensated by a reduced but still fairly significant drop off of value leisure travelers. You know there's so many demand and niche issues going forward that 2009 is a very difficult year to forecast.

Earlier this year when oil prices were going for the roof the media did a very good job of educating the American public as to how expensive it was going to be to travel on a going-forward basis. And I think that influenced some decisions that people were making.

On a go-forward basis obviously with demand falling, people are having to reevaluate that value proposition. So I'd expect to see the front-end cabin to experience the most degree of pressure and clearly that being the international side of the business.

But we are still operating at some fairly heavy loads. I mean in November our year-over-year load factors were up for Delta, which outperform most of the industry on a load factor basis. So people are still traveling. Okay one last one. Yes, Bill?

Unidentified Audience Member

You mentioned that you had no plans in place to raise any capital any time soon. And combined with your liquidity certainly we can see that for '09, but in the year 2010 and 2011 you've got some very sizeable maturities.

Now I know the American Express agreement obviously is going to help out, but at that point do you have to raise capital? Or is this going to be something where you feel like you're going to have sufficient liquidity to just go ahead and pay those maturities in cash?

Ed Bastian - Delta Air Lines, Inc. - President

We do believe we're going to have sufficient cash in place to either refinance or pay down those debt maturities as they come due. Hank's going to be performing a three-year outlook in his presentation of our cash flows.

But when you look at the reduced level of capital that we expect the new entity to need on a going-forward basis, coupled with the strength of our operating cash flows, we will be free cash flow positive to a fairly significant extent over the course of the next three years, more than sufficient to fully handle any maturities as they come due in the ordinary course.

Unidentified Audience Member

Just a follow up to that would be kind of some goals. You mentioned a lot of goals here on your slides, maybe where you'd like to be as far as leverage goes. Obviously you'd like to be lower, but what's realistic for the next several years?

Ed Bastian - Delta Air Lines, Inc. - President

In Hank's presentation we've got a slide. Our expectation is we're going to reduce our net debt load by 50% over the next three years.

Thank you everybody. Glen Hauenstein, I'll turn it over to you.

PRESENTATION

Glen Hauenstein - Delta Air Lines, Inc. - EVP - Network Planning and Revenue Management

Thanks, Ed. Welcome everybody and thanks so much for coming. I have the opportunity to talk a little bit about the great network opportunities that the merger of these two companies present. And one of the questions recently, from Bill I believe, was do you expect to outperform the industry in 2009.

And I would like to start out by saying I would be incredibly disappointed if we did not outperform the industry. Because if you look out on the landscape of who could do what to their network and who has new opportunities in their tool chest that they didn't have just a year ago.

I think you'd all have to agree that nobody has more tools in their war chest to increase their relative performance versus the industry than a combined Delta/Northwest does today. And if you look at our history here, you'll see that over the past few years Delta has certainly outperformed the industry and has the most revenue momentum going into this year.

And I think, back to what Richard said earlier in his comments, which is really at the crux of why you would want to merge these two companies, certainly you take the lowest-hanging fruit in the early years when you start with a new management team in restructuring an airline. It gets more and more difficult as you move through the process in that you've taken the low-hanging fruit off the tree.

And the merger now presents a huge opportunity for the combined company to have a lot more low-hanging fruit for us to go out and harvest over the next couple of years. And so I'd like to talk a little bit about the piecing items in harvesting that fruit, when we can get to which ones occur naturally and which ones we have to go actually out and pick.

And if you think about what happened here, you took a carrier which is the operated Northwest side of the equation which had an incredible Asian franchise but had a very de minimis domestic product offering. And you're bolting that on to now the largest legacy domestic carrier with an incredible Transatlantic franchise.

So what does that provide to shareholders? What are the network benefits that are going to accrue to shareholders over the next couple of years. I think what immediately happens naturally is that in places in the east coast, without touching anything like Boston and Washington and all the way up and down through Raleigh, the new Delta with the old Northwest Asian franchise becomes much more relevant and we have a much better shot at attracting a better mix of traffic day one in bolting on the presence and the frequent flyer program of Delta on the east coast. That comes automatically.

What happens to Delta's network automatically from adding Northwest and the domestic presence in the upper Midwest and the north-central region is that that strengthens our historical strength position in the Transatlantic. And we really don't have to do anything for that to occur, that just occurs naturally.

So what do we have to do to that network to improve the value proposition moving forward is we need to restructure it. And that's the exciting part for me because that's my job. And what we have here is just an illustration of what the tools are in our war chest.

We now have diversified the Delta portfolio from essentially an 80% domestic carrier to almost a 50/50 split domestic and internationally. And then when you look across the international regions you'll see that there is no more diverse portfolio than the new Delta portfolio.

And the relevance here is really in the "I don't have to do anything" category. But Northwest, on a stand-alone basis, was very susceptible to problems that happened in Asia, whether or not it was an Asian economic meltdown, whether or not it was SARS. Likewise, Delta was very sensitive to issues in the TransAtlantic marketplace.

And now you've created a portfolio that really can move the assets around where the money is flowing. And right now it's a recessionary environment you'll see in the next slide that we're contracting across-the-board. But as we continue to expand, we will be able to expand in those regions that are generating the most profits for us. And that's everywhere, really, in the world.

And we have no single dependence on any individual marketplace. So unlike some of our competitors that are heavily vested in markets like Heathrow, which we know has taken a devastating reduction in revenues because of the financial crisis, we have a more diverse portfolio than any other carrier.

So our plan for network discipline next year, and this is really the first year that Delta over the last five years will have contracted internationally, we had double-digit run ups in capacity for the last four years in a row compounding on each other, so quite a dramatic international growth strategy over the last four years to achieve that diversified portfolio.

But this year we are actually going to restrain capacity across every international entity. But within those entities we are growing some of them. For example, we are going to grow in Africa, Africa has been an incredible success story for us. We're the only US carrier operating in Africa.

We will also be continuing to grow in the Middle East. We serve more cities in the Middle East and are the largest carrier from the US to the Middle East. And those markets continue to outperform, despite the fact that oil is $43. They seem to have a lot of residual in the Middle East and attractions that people want to go see, like Dubai.

But we are redeploying the bottom 10% of assets. So if you look across the network we'll be growing. And this is what I call the year of scope not depth. So if we had 2,500 seats a day into the London market, this year we'll only have 2,000. If we had 800 seats a day into Istanbul we'll have 500. If we had 5,000 seats a day into Italy we'll have 4,000 seats a day.

And so we're taking down the incremental seats across the network and then we're redeploying the assets to more scope. So you'll actually see that we've announced some new cities and we have one or two more to go. But we're taking the same asset base, we're grounding several airplanes internationally and then we're taking the remaining assets and we're distributing them out to give us less density and more scope across the network.

And we think that's the strategy we should employ as we go through an economic contraction because the first dollar of revenue in a new market is much more valuable than the last dollar of revenue in an existing market is the theory behind that. And so across every international entity we will shrink, which is the first time, as I said, in the last five years.

A lot of people have asked us why would you operate seven hubs. And I think I want to focus not on operating but what the up side is in the short run for operating seven hubs. If you think about it, as Delta and Northwest last year were operated as independent carriers, Detroit competed head on with Cincinnati, Memphis competed head on with Atlanta. Those are two examples of hubs that were scheduled for the convenience of the operating carriers.

And now that we're putting them together, the upside I believe is incredible here because, if you take what we've done in Cincinnati starting in January, so these are things that we are taking real time right up front and moving on them. Cincinnati had timings that were exactly identical to those in Detroit and served almost all of the same cities that Detroit served.

So now we have retimed the Cincinnati structure, we've reoriented it to give it unique flows and we've changed the timing of the Cincinnati banks to complement Detroit as opposed to compete with them. So instead of having two 5.00 p.m.s going from Buffalo west, now we have a 3.00 p.m. and a 4.00 p.m.

And that happens throughout the day, so instead of to 6.00 a.m. Buffalo west, we have a 6.00 a.m., a 7.00 a.m., an 8.00 a.m. an 9.00 a.m. And we have time of day coverage and we've taken these hubs that have historically competed in the exact same time channels, we've created separation and uniqueness and concentrated the flows around the geographic pole of each one of the hubs.

This to me is by far where we can outperform the industry hands down in the domestic arena over the next year as we reorient not only the timings of each one of these hubs but the cities that they serve. So for example, you saw us just a couple of weeks ago announce Memphis into some secondary Texas cities.

As we looked out into the marketplace we saw that Memphis east was totally redundant with Atlanta so the people on the third flight from Memphis to Charleston, for example, were competing for the exact same flows that Charleston-Atlanta was competing for. So we have redeployed those airplanes out and created uniqueness.

So if you look and say, okay into McAllen, Texas for example, we had no outlet. We're the world's largest airline, we're the largest domestic airline, yet we didn't serve some relatively large domestic markets. So we take the airplanes that are redundant out, reorient them and create new and unique flows into the market.

So I think those are the big upsides. We're going to do that over and over and over again and take the exact same asset base, actually many fewer airplanes that will fly, and create much more utility for our customers by taking these hubs that on paper look redundant but using them to enhance each other as opposed to compete with each other.

A little bit more detail on the Transatlantic joint venture, and I think just to get into a little bit of history on this, as most of you in this room know, Northwest and KLM have a very tight and historic joint venture that has produced incredible returns for both carriers.

We at Delta prior to the merger had had joint venture envy if you will, so we structured a joint venture with Air France that looked very similar, not identical but very similar, to the joint venture that Northwest had with KLM. Now we have a situation where Air France has acquired KLM and Delta has merged with Northwest.

So we really have two two-way alliances that over the next three to four months we need to combine into one two-way alliance. And this is one of our very highest priorities in the alliance department is to get this structured so we can start unlocking the value that we believe is embedded in this joint venture with Anti-Trust Immunity.

And if you think about what are the cornerstones of value here, we think that the cornerstones of value are we operate four of the top seven hubs in the Transatlantic. We have a 30% market share and we have the largest frequent flyer program in the US to now we're the largest frequent flyer program in Europe.

And so if you think of the power of that as we move forward and now having Anti-Trust Immunity being able to coordinate pricing, scheduling, putting the right airplanes in the right markets and leveraging each other's hubs for the right traffic flows, we believe that there are hundreds of millions of dollars as we move through this year and into next year and we really bring this into maturity.

And I think one of the advantages we have here, you've heard a lot of other carriers talk about their joint venture that they're planning on starting or the ATI applications that are pending at the Department of Transportation. And I think the thing is here, we are years ahead of them in terms of having ATI already, in terms of having a joint venture that already works and having the model that works.

And we also have four of the top seven hubs and the biggest frequent flyer program on either side of the Atlantic and that can't be replicated. So it's not only a structural advantage but it's really a timing advantage. And we will be working very hard over the next three months to make sure that equates to shareholder value.

Northwest hub in Narita gives us immediate opportunities here. And if you think about the Achilles' heel of Northwest, back to the historical problems they had, they operated well below the average in Transatlantic revenues, I believe. If you look at their unit revenue performance in the Pacific, I believe it was the bottom in the aviation industry.

That is a symptom of a lot of problems and one of the problems was their airplanes were too big, the 747-400s flying from points of weakness, so Los Angeles, which historically had not been a point of strength for Northwest with the 747-400. The combined fleet allows us to accomplish several things.

One is an immediate down gauge so we can take our two daily flights from Atlanta to Honolulu, for example, and we can combine that on to one 747-400, which we offer essentially the same level of seats at a much lower cost. And then we can take the planes that we're flying on those markets and cascade them down to right size the Transpacific for Northwest.

So when you talk about the tools that you have in your chest and whether or not you can outperform the industry over the next 12 to 14 months, I think who has these? What other carrier has these options coming into play at this point in time?

And I think the answer is clearly nobody. If you're American or if you're United or if you're Continental, you've kind of already optimized your network. You don't have a step function variable here that you can get over the next 12 to 14 months. And that I think is what's so exciting about the revenue side and the network side of Delta's story.

So not only will we right size the Transpacific, but we will also add in some other points. Of course we're the largest operator in Kennedy with over 210 daily departures combined. And interestingly enough, several years ago Northwest left Kennedy.

If you talk to the people at Northwest, the reason they left Kennedy is two reasons. One is because of the rotations of the Narita hub. You had to park an airplane for 23 hours, that's a scheduling issue. But it essentially took an extra airplane, it took airplanes to fly that because they had no beyond points, they couldn't go anywhere from JFK. And it was beyond the scope of Detroit, which is where the banks were based.

The second issue was, the only thing they could fly was a 747-400 and they had no connections beyond JFK. So if you think about starting in April when we connect Kennedy to the Narita hub, not only will we connect it with one airplane that we can use now to flow beyond Narita, we will now have 210 flight connections on the New York side and we'll have all of Asia connections on the Narita side.

So starting April 1 we will go from being a non-presence, although we're the largest carrier in New York, we'll go from having a non-presence in New York to Asia to being the preeminent player in New York to Asia, connecting 86% of the Asia-New York traffic with either a non-stop or single-connect service out of New York. And I think those are the kinds of things that are embedded in the power of this combined airline.

We'll also add Salt Lake City. That will not be a daily service, that will be serviced five times a week. And we are able to do that with an A330-200. And we will also be rebanking and adding some Atlanta services. We will go from 7x Atlanta/Narita to 11x Atlanta/Narita, they will be connecting to the Narita bank.

Right now the existing flights do not connect to the Narita bank so there's no way to get on Delta from the Southeast through Atlanta to the beyond points of Narita. So that would be another big plus, we think, in the network as we move forward.

The last part of the Narita restructuring is really a reliance on inter-port travel. Inter-port is really those points beyond, and I'll go back to that slide just for a graphical presentation, the points to the west of Narita.

So if you look today at what Northwest flies, they are more reliant on generating traffic in Tokyo to get to fill their beyond seats when they are on the Transpacific flight. So they have more flights going west than have seats coming in at the east.

And that makes it very difficult to fill because Narita, of course, is not a point of strength for Northwest point of sale. They are not the flag carrier of Japan, we are not the flag carrier of Japan, Delta's not. So filling those seats, we're tending to fill them at the bottom of the spectrum of distribution.

And so now we have rebalanced and reoriented so that it is much more point of sale US We'll be adding some points west like Ho Chi Minh City and some other points in to fill it out but actually rebalancing the hub to be more point of sale US origin oriented, which we think is our point of strength now.

If you think about going back to this slide, a little known fact is now Seattle, Portland, San Francisco and Los Angeles, which are the four primary gateway cities on the west coast, if you combine the new Delta and Alaska, we are the largest carrier in three out of four of those cities.

We would be the largest carrier in Los Angeles, the largest carrier in Portland and the largest carrier in Seattle. And so we're taking from a point of weakness, flying from the west coast, downsizing the airplanes and adding scope. And I think that's a kind of shame on us if we can't outperform the industry RASM as we move forward with all these tools in our chest.

I want to mention a little bit about New York City. I talked about Asia and I think that's a very exciting piece of our New York City. But if you think about what we've been doing over the last four years, Delta has kind of had half foot in and half foot out historically, since the acquisition of PanAm in I believe 1991. Not really a commitment of all in with our chips in New York City and not really able to decide if they wanted to get out.

And we have, over the last four years now, we're four years into this project, that we are all-in in Kennedy. And we have systematically been eliminating those reasons why you would not want to fly Delta. And I think if you look at the in-flight service data, you'll see that Delta always exceed its competitors in in-flight service.

And I think the issue we have moving forward is, to be honest, is the terminal which we haven't talked about. But we are working hard with the port authority and the governments to find a good solution for that. Next year we will be operating in terminal four, we'll be operating all of our flights to Los Angeles, all of our flights to Middle East, all our flights to Africa will depart from Terminal Four, as well as Prague because our partner CSA Czech is there.

And we are committed to finding a long-term solution for Kennedy. Potentially it would be a lot of public works projects on the docket for the next four years, maybe we can get some help from our government on that. But an increased network with unique destinations in Europe and Africa. Nobody flies more unique places than we do out of New York.

And one of the historical problems we have had is we've not had a good product to London and not had a product to London first. So the first thing was to acquire the Heathrow slots and the second thing would be to have the premier products. So next year we will have two evening flights, all with lie-flat seats.

Again, that's an upside for us because right now we have one morning and one evening. We were able to obtain slots to find two evenings. The evenings are the preferred time channel and they have the much higher unit revenues than the morning time channel does. So we think with the lie-flat product and the evening schedules we will be able to make even more inroads to London Heathrow.

And improve our performance, I wouldn't say performance, I would say our schedule reliability, our dependability into Los Angeles and San Francisco. Right now we only have 3.5 San Francisco. So we will have all the major time of day coverage in all the major markets out of New York. And I think if you look at our portfolio of offerings you'll see it really is pretty incomparable versus JetBlue, which is more focused on the leisure Caribbean, Florida markets and American, which really only has 93 departures a day in Kennedy.

Richard and Ed both alluded to this, but our fleet is amongst the most flexible in the industry moving forward. And to give you a sense of the timelines on all this, we are not able to accomplish the most valuable fleet changes in the next year, because we do not have a single res platform or a single operating certificate.

And we did not want to put the customers at risk because having the systems talk to each other, and a lot of this would have been a manual process and there was a good chance that passengers or, even worse, planes could get lost in the system during irregular operations and the crews wouldn't follow the airplanes.

So this is that kind of US Air blowup they had with their res system after the integration. We have systematically gone through and made sure that we are not going to have those kinds of blowups. And so we've deferred the ability to have cross fleeting across the entire system over the next nine to ten months.

But by the end of the fourth quarter of 2009 we're committed to having that in place where we can essentially flow the fleets between the carriers without regard to metal neutrality or to which carrier is operating them. And if you look at this, we have an incredible number of gauging opportunities. And there is a cost to operating a complex fleet. But, as Richard said, there is also a huge revenue benefit.

And no carrier has more flexibility in its fleet in terms of gauge than the new Delta. And both carriers, Northwest and Delta, had shortcomings in certain aspects of their fleet. So for example, Northwest, despite it's small domestic footprint and small domestic gauge, had incredibly big international airplanes.

Everyone of Northwest airplanes, with one exception for the international rating was bigger than Delta's biggest airplane. And so you had a small domestic airline with these very big international airplanes and you had Delta with a very small gauge international fleet and a very large gauge domestic fleet.

And as we move through this process of integration, we're going to be able to unlock more and more of this value moving forward as we find what sticks and what works and what doesn't. And this again is very unique to the combined delta. Nobody else is getting all this flexibility in their network next year, they're theoretically all optimizing their existing networks today.

Lastly, nobody likes a recession, it's not fun to work through. I know for most of you in the financial community, this is not a fun time for the financial community either and it's really not -- air lines like to grow, airlines like to fly new markets. But I think this is a very interesting time because airlines have exerted an incredible amount of capacity discipline and moving forward we're hopeful that they will all continue. We certainly will do our part.

But our fleet has an incredible amount of flexibility in both utilization and our ability to ground airplanes. So we have the very lowest capital costs than any of the major carriers. We have a very flexible fleet with an incredible amount of gauge.

And I have this saying in the network, yesterday's trash is today's treasure. And that relates to the fact that we are changing or evolving to whatever the current economic conditions are. And if you think about what the current economic condition was just six months ago, we had fuel at $140 a barrel and we had demand that was relatively solid.

And now six months later the whole world has flipped upside down and we have fuel in the 40s and we have a very weak demand set out there. And so different planes work well in different scenarios. And if you think about it, the DC-9s, this is a typical example of yesterday's trash is today's treasure, the DC-9s with $140 fuel were not very good economic airplanes because on a per-seat basis they tend to burn a lot of fuel.

Now you fast forward and you say, oh, that is now a treasure for me because fuel's $40 a barrel, I have no ownership costs, I can flex the utilization up and down and it's 100-seat airplane. In a declining demand environment I want to cascade down demand to fill up the airplane and not have to scrape the bottom of the barrel for seats on the yield curve.

And so this fleet provides an incredible amount of stability and flexibility moving forward to really weather any economic storm because, depending on what happens over the next six to nine months will depend on which one of these we tend to favor in utilization or in groundings. So at the end of the day, the punch line of all this is nobody else has more tools in their network for continued revenue improvement and continued revenue momentum.

And we fully believe that, with those tools that are available to us, that we will execute on them and we will continue the revenue momentum we've experienced over the last four years. And we will achieve 105% of industry average revenues that were a two- to three-point gain, depending on where we close out 2008 or 2009 relative to the industry.

And then beyond that, as we continue to get to be able to unleash the power of the fleet flexibility with single-operating certificate and single-res platform, that we will be able to achieve our goal of having 110% industry RASM in 2010 and beyond. So with that I believe I've ended my presentation and if there are any questions, I think we're running just a few minutes behind. Bob?

QUESTION AND ANSWER

Unidentified Audience Member

You talked about putting 747s into Sao Paulo and into Rome and whatever. What's the timing of that? And did you say by April you'd have RITA largely restructured around? Or how long does it take to get those restructurings done?

Glen Hauenstein - Delta Air Lines, Inc. - EVP - Network Planning and Revenue Management

It phases in between April and June.

Unidentified Audience Member

And the changes Cincinnati versus Detroit, is that --?

Glen Hauenstein - Delta Air Lines, Inc. - EVP - Network Planning and Revenue Management

Cincinnati happens in January. So this is all happening in the first half of the year.

Unidentified Audience Member

Thanks.

Unidentified Audience Member

Hi. What evidence is there that broader, more diverse and larger airlines earn a higher return on invested capital or any other financial metric? I just don't see it from the history of the industry.

Glen Hauenstein - Delta Air Lines, Inc. - EVP - Network Planning and Revenue Management

Well and I think that's why I was talking about specifics because I don't necessarily think that size in itself makes that -- you can make that leap of faith from size. But I think you have to put it in context of the whole offering here.

What usually happens with size, if you look historically, they usually have the highest costs in the industry. Now you've got for the first time ever not only something that's never been assembled before, so if you go back in the history of aviation, not to go that far back, but PanAm had all the international loops but it had no domestic network.

So this is the first time anybody has really assembled all this together. Oh and by the way, we have the lowest unit cost of any major carrier. So I think it's that combination that will provide for improved shareholder returns, not the network per se.

Unidentified Audience Member

Yes hi, just a point of clarification on Terminal Four, if you could just remind us how many gates Terminal Four has. I believe you have 25 gates at Terminal Two and Terminal Three, will you be taking over the entire Terminal Four?

Glen Hauenstein - Delta Air Lines, Inc. - EVP - Network Planning and Revenue Management

No we're working with the port on a permanent solution. This is a temporary solution and we will only take the furthest west concourse of Terminal Four. So that's between us and our partners that six gates.

Unidentified Audience Member

Just two points of clarification, on the 200 million in revenue from the joint venture, is that Delta revenue or joint venture revenue? And secondly, I think you recently talked about moving more into 777s from the 787s in your order, can you talk a little bit about that trade off in terms of returns on capital?

Glen Hauenstein - Delta Air Lines, Inc. - EVP - Network Planning and Revenue Management

Well what was your first question again?

Unidentified Audience Member

The joint venture revenue.

Glen Hauenstein - Delta Air Lines, Inc. - EVP - Network Planning and Revenue Management

The joint venture is Delta's.

Unidentified Audience Member

The incremental 200 million?

Glen Hauenstein - Delta Air Lines, Inc. - EVP - Network Planning and Revenue Management

No that's separate from the 2 billion, that's pre -- is that correct?

Unidentified Company Representative

Most of that is (inaudible - microphone inaccessible)

Unidentified Audience Member

Okay.

Glen Hauenstein - Delta Air Lines, Inc. - EVP - Network Planning and Revenue Management

And I don't think we've disclosed in our Form 10Q on the 787 program yet so I think we'll withhold that and see what happens over the next few months.

Unidentified Audience Member

But the capital costs are materially different are they not?

Glen Hauenstein - Delta Air Lines, Inc. - EVP - Network Planning and Revenue Management

The capital costs are materially different, but you know you don't necessarily need as many airplanes as Northwest needed. That's the beauty of this is that Northwest had to replace over the next generation all of their 747-400s. And I think that we have 777s in our fleet that we could use in order to offset the requirement of 777 versus 787s.

Unidentified Company Representative

I might be able to give just one clarification on that. When Hank does his walk through of three-year CapEx projection, Glen is exactly right, we don't quite know where the 787 is right now in terms of it's delivery. And we've read the same reported information that you have, we do not have that capital in our three-year plan.

Glen Hauenstein - Delta Air Lines, Inc. - EVP - Network Planning and Revenue Management

One more question?

Unidentified Audience Member

Glen, could you maybe comment on these unique markets, the ones to sort of what I would call non-traditional Europe and Africa. You've got a forecast for down 8 to 12 industry revenue, presumably embedded within that, if international erosion. Is there anything special about the way you're viewing those markets versus what we might consider more traditional international?

Glen Hauenstein - Delta Air Lines, Inc. - EVP - Network Planning and Revenue Management

Yes I think the more unique it is the more unique it is. What we see in Africa to date is we see still an incredible growth in Africa revenues. So it hasn't followed the trend of Western Europe for example.

And do we have a crystal ball on how these are decoupled or whether or not they move in tandem, you know we don't. And our pledge to our shareholders is that we will respond to consumer demand. The more unique the market these days the more it tends to not follow the trend.

You know I think if you look at it, even in Europe there's good news and bad news. And you know generally the more developed and the heavier the reliance on the financial community the more dramatic the fall off in traffic is.

So those markets that we're heavily reliant on, high fares and the financial community traveling, you guys aren't traveling as much as you used to and that's readily apparent. And some of the more ethnic markets have not been as impacted or generally not as impacted to date as the higher-end markets like Heathrow.

Unidentified Audience Member

(inaudible question - microphone inaccessible)

Glen Hauenstein - Delta Air Lines, Inc. - EVP - Network Planning and Revenue Management

They are outperforming and our expectation is they will continue to outperform on a relative basis. Okay well thank you very much, I appreciate your time. We're running a little bit behind. So with that I'll turn it over to Jim Cron.

PRESENTATION

Jim Cron - Delta Air Lines, Inc. - SVP - Global Sales and Distribution

Well good morning, everybody. What I'd like to do is just speak briefly and try and give you a little flavor for why the story that you're hearing today is going to be so meaningful for customers and why I believe and we believe in the future it will create greater sustainability of the revenue premiums that the industry talks about but that can be so elusive at times for the individual carriers.

For those of you that don't know me - I'm new to the Delta team but not new to the airline industry, I've been in marketing at Northwest for the better part of 19 years. And I think I possess a very good knowledge of what's important to the business customer and why customers choose airlines, particularly in the higher yield category.

And you know it really is the total marketing package in terms of price, amenities, network. But when you really break it down, and there's a but there. And you're going to get a little tired, maybe, of seeing this slide but we don't. Schedule and network really do matter most. I mean it is the number one attribute for the business traveler of why they choose an airline.

And we've said it before, but the non-stop wins and the best connect wins and to the extent you've got competitive advantage versus your competitors, obviously that's a good thing. And why it matters is when we talk to the business customer it's just about time. It's about saving their time, it's about convenience and it's about being the broadest possible network that we can.

And when you have that advantage, this is where you'll hear a lot of things about how airlines generate revenue per ASM premiums, but the history is where you have the true schedule advantages versus the industry, especially if that capacity is right size, which Glen I think gave a lot of assurances that Delta's very good at doing that. That's where the revenue premiums are generated in this business.

There's a lot of other variables, but if you want to look at consistency over time, it's where true schedule advantage exists that airlines generate the premiums. I saw that very clearly at Northwest in regions of the country when we were number one, and I'm already seeing it at Delta and we're going to continue doing that in the future. I mean if you really think about it, both airlines have revenue premiums that they bring forward from their stand alones. There's no reason that I can see that those don't continue to exist and grow.

And the way they present themselves, just so you know, is airlines will publish and ATA will at times publish the revenue per ASM gaps within North America. And you'll also see them show up in your positive booking and revenue gaps on your corporate contracts. And it's really the amount of revenue that you take in that's in excess of what your schedule would naturally drive.

And how an airline gets paid for this schedule advantage is when you look at your traffic and your revenue composition. It's essentially that you have a richer mix of business versus leisure traffic. And as you can see from the chart, Delta's clearly delivering in that regard.

One thing, as we talk about capacity reductions and I'm not going to go into a lot of detail on exactly what's going on because I think Glen covered it very well, but we're much more effective at dealing with a capacity reduction, especially with our business customers at Delta, than either airline would have been stand alone.

What I remember going through these kind of exercises at Northwest, it was always very difficult. Because when you were at an airline and you operated a bunch of relatively low-frequency markets, maybe service to only one hub, one frequency a day to international markets, when you started to get into what the capacity pull down was going to be that you needed to do, it was very hard to do that without creating a pretty sizeable gap in your schedule.

And when you looked at it, you knew that there was a pretty significant amount of risk that, when you took the morning Minneapolis/LA trip out to right size the market, there was an element of the market there that you knew you were going to be potentially losing as a result of that.

With the combined airline, and Glen showed all the hubs on the map, we have so much flexibility within this structure to pull capacity without the customer losing a morning departure that they really need, without the customer losing a frequency to international departure. So we're at a much better position than either airlines was in a stand-alone world.

And most exciting I think is that Glen's still able to find ways to add the unique international markets. So my message to the business customer is, yes we're pulling this capacity to this capacity to this capacity, but we're also adding this unique market to Africa or South America.

So it's not just a good story for customers, but when you remove that capacity out of say the marginal domestic or the marginal Europe and reallocate it to something that's bringing in more unique revenue flows, that's a good thing.

Fleet also matters in this world. And again, I think Glen said it but it's the fact that Delta now has the ability -- you know at other airlines, if you don't have the fleet diversity, your only option may be to exit a market or exit a frequency. At Delta there's enough fleet flexibility that we can look at down gauging, up gauging, whatever we need to do to right size the market.

When you think of other aspects of the business that Delta's delivering on, and I sort of categorize these as the other most important needs of the business customer, but it's basically reliability, differentiation of what I'll call a competitive product throughout the travel process.

Reliability, Steve Gorman's going to share more with you about that, but the airline's running very well. Both airlines were leading up to the merger and the combined airline continues to run very well. Customers have noticed that, we see it every day in our customer complaint data and our Res contacts. And that's obviously a good thing for cost and revenue.

On the differentiation side, you're going to hear a bunch of stuff about the frequent flyer program, the elite benefit, the corporate relationships that we have. All of those things are things that we do in the area of elite customer differentiation that drive revenue.

And then finally, competitive product throughout the process. I mean this is really your customer service and your amenities, but Delta does a very competitive job at working those through the system. And again, customers matter and I think there's upside there as well.

Let me talk just real briefly about the distribution side of the house. We're a little early in some of these processes from an integration standpoint, but just a couple of facts that are important. Delta is the largest producer of segments within, the stat is, really the MIDT data, which is really the traditional agency world.

And what's important about that is the traditional agency channel is the channel that generates the greatest yield premiums within the industry. So again, there's evidence there. You look at the relationships with the travel management companies that both airlines bring. And with the corporate customers that's a good fact to have on our side.

We've got GDS agreements that run through 2013 that lock in savings per transaction year by year. And those are in the various baselines that you've seen. There's nothing new there but the agreements are in place through 2013. And then the direct channels are still low cost and they're growing.

So opportunities that we see on there, Delta.com will continue to grow not just as a selling tool but as a total travel tool. I mean when you talk about trying to get more people to your website and drive more business through the site, a big part of it is people rely on that website for more than just purchase. They rely on it for all aspects of their travel journey.

Within the Res arena, you know the ticketing fees that airlines have implemented over the last 12 months or so have really changed the face of a reservations department. Reservations is now an extremely competitive low-cost channel. It tends to focus on selling and service.

So selling it tends to deal with your more complicated transactions, particularly international. The service tends to answer difficult questions for customers and, again, all in the vein of driving deal premiums within the airline.

Just an interesting story, during the run up to the merger I was running the World Ports Program at Northwest. And once we answered the question that your miles and your elite benefits were safe, the next question that continually came up was, is anything going to change with your elite reservations agent lines.

Because they were the link, they were the one-stop shopping tool for your business customers to your reservations group. So Res continues to play a very impressive role within the company. There's a ton of know how and expertise within airline reservation departments and we'll continue to capitalize on that.

And what you'll see, it's not on the page, but there is a chart that shows that in spite of service levels going up and getting better, Res costs per employee minute at Delta has actually been trending down for the last five six years and will continue to do so in the future. But again, it was really the $15, $20, $25 ticketing fees that truly matched the value that Res provides with its cost structure.

On the corporate deals, again we're just getting into this. What we're finding is we've got a couple of different techniques from the two airlines of evaluating corporate deals. We're currently in the process of aligning those and in the first quarter we'll be rolling out a new sort of best of both airline tool.

We're not waiting, as deals come up for renewal in the interim we're handling those on an interim basis. But there's a lot of good very analytic, very rigorous in terms of how we develop the best possible corporate contract to drive share and revenue premiums.

And then finally on the global alliance world, and we've touched on the Delta/Air France stuff, but a unique perspective coming from the Northwest/KLM. I mean as you integrate these joint ventures, there are real opportunities to reduce distribution costs.

You can go as far on the Northwest/KLM side as having a single salesforce in the US, single sales force in Europe, ticket stock at Northwest/KLM, basically the KLM stock left North America and the Northwest stock left Europe, which again took a bunch of redundancies out of the system.

We have to figure out whether or not we can get to that point in the Delta/Air France relationship, but again, just to point out that there is upside in that relationship, not just on the revenue side but also on the distribution cost side. So that is a brief introduction to why this stuff matters to the customer. I'm now standing I think between you and a break, but if there's a couple quick questions I'm happy to take them. Yes?

QUESTION AND ANSWER

Unidentified Audience Member

Hi, Jim, I wonder if you could just share the biggest objection that you get from corporate customers. It seems to me as Delta having the most superior network in the industry that you should be winning the corporate contracts left and right. What are the objections that you're getting today? And then just as a follow up, if you could provide some perspective around the auto industry in Detroit and how corporate travel trends are turning around the system.

Jim Cron - Delta Air Lines, Inc. - SVP - Global Sales and Distribution

Sure. You know as far as objections from corporate customers and, again, we're brand new on this with Delta so we really haven't had objections yet on the combined airline front.

But it's typically just a negotiation. I mean corporations would rather pay less for their travel and they're going to talk to multiple carriers. But in the end, it tends to be the schedule advantage. But price will always be generally the issue that they will raise most. But, if you've got the schedule advantage, you can typically drive the revenue premiums.

And then the second question was on the auto industry. I mean clearly Detroit, if you look at the 8 to 12%, Detroit is going to be down more than that. And so that's baked into that line of thinking and probably the biggest impact we're just seeing is in the business class up front on international.

Domestically the planes are still very full, we're seeing -- you know probably the most common reaction is just more and more of the companies, instead of buying inside 14 days, are buying outside of 14 days to try and keep their costs down.

But when you get into the business class, it's a little more difficult because clearly the trade down is more significant. But it's in the 8% to 12% that Ed and Hank will probably talk about. Yes?

Unidentified Audience Member

Operators at GDS companies have said that business segments are off anywhere between 15% and more recently close to 20%. How should we be equating that to let's say declines in traffic?

It's suggested here through Delta.com that a little bit over a third of your bookings come through Delta.com. So does that mean that we should be thinking that it should up 10%? Is there an equation there just so that we can get to a traffic drop off or an increase at some future point?

Jim Cron - Delta Air Lines, Inc. - SVP - Global Sales and Distribution

Yes you know I'd have to look at the data. It depends on which piece of the GDS. I mean clearly at the higher yield, which can easily be double the average yields, the traffic loss could be somewhere in the 50% range of the revenue decline.

But what you'll see is I think there's also a big leisure component within the GDSes saying that their bookings are off 15% to 20%. So I really think it gets back fairly close to the 8 to 12 that Ed was talking about. I mean 50% of the bookings are still coming through the GDSes. So I think it's in line with the 8 to 12.

Unidentified Audience Member

Thanks. What percentage of sales do the OTAs represent for you?

Jim Cron - Delta Air Lines, Inc. - SVP - Global Sales and Distribution

OTAs are in the 15% range.

Unidentified Audience Member

Okay. And just a point of clarification --

Jim Cron - Delta Air Lines, Inc. - SVP - Global Sales and Distribution

And that's of volume, revenue is less.

Unidentified Audience Member

Okay thanks. And just a clarification, those Delta.com figures, are those growth rates or are those percentage of sales, the 26, 30 and 36?

Jim Cron - Delta Air Lines, Inc. - SVP - Global Sales and Distribution

Those are percentage of sales.

Unidentified Audience Member

Okay thanks.

Jim Cron - Delta Air Lines, Inc. - SVP - Global Sales and Distribution

Okay I think we're done. Thanks, everybody.

Unidentified Company Representative

We'll take a ten-minute break and start back up at 10.15.

(BREAK)

PRESENTATION

Tony Charaf - Delta Air Lines, Inc. - President - Technical Operations

Good morning. I'm Tony Charaf, I'm the President of Technical Operations for Delta Air Lines. And I'm going to try to do my job today, being that I'm an engineer, to stay on time. First let me start by sharing with you a bit of history on Technical Operations and the MRO business and how we have been able to successfully grow this business to where it is today.

Prior to 1999 MRO Delta Air Lines was basically a hobby. At that time I was Director of Engine Maintenance and it was clear to us that we had a golden nugget here that needed to be taken care of. So we began to recognize the value and the competitiveness of our workforce. And I will be hammering that point quite heavily during my presentation. You've already heard it already from Richard.

So in order to leverage this position we established a technical sales and marketing group to start competing in the MRO market space. Basically our focus started by paying attention to our core competencies and develop products that the market is looking for that are futuristic in nature that could be sustained for growth.

And we had to be very competitive in our product offering to make sure that when we are in the market place competing against our MRO providers that we had something to offer to the marketplace. As such, we started to rationalize our footprint. And I'm sure you'll remember the days when we were closing bases. We closed three bases right after we made the decision to go for the MRO. One was in Dallas and one was in Tampa and a Delta North facility that we had next to our main hangars.

Basically here the footprint rationalization was to control cost. And we also outsourced heavy maintenance on our airframe because we knew then that this is an area where we are not competitive. This was a very tough decision, however it was a decision that needed to be made. And it's the still the right decision today. If we have to make it again, it will be done again today.

Then we started to look at our non-union workforce and we started to pay a lot of attention to their training. We made sure that we brought in continuous improvements so we started with Six Sigma and then LEAN and then theory of constraints. We have a tremendously flexible workforce today that gives us a tremendous advantage when it comes to competing against other suppliers.

And we also took advantage and built on Delta's brand reputation, the reputation that stood for many years for quality, for integrity, for safety and for customer service. And this branding transitions to Technical Operations today in the marketplace and we take full advantage of that.

The other piece that we paid attention to was, as Delta is subject to the same economic pressures as our customers, we really understand the airline business. We are forced to be very creative, we are forced to be innovative, we are forced to really continue to take cost out of our operation. And by the way, this expertise in what we have done inside of our walls is also shared with our customers. And that has been tremendously advantageous for us.

So now let me take you through how we built this business and what are the pillars that we have used to build our business. And the four that we have used here are engines, components, line maintenance and airframe. You will note that engine maintenance is by far our mainstay, 80% of our revenue is generated from engine maintenance.

So you say, well how do you diversify your product offering if 80% of your business is coming from engine maintenance? And that's a very fair question. However, I will tell that within engine maintenance we have diversified our product offering because we do all the CFM-56 lines, the CFMs that are connected to even the military we're looking at.

So the Dash 2, Dash 3, Dash 5 and Dash 7, which is absolutely the future engine of our business, we do the Pratt & Whitney products that have staying power. And those are the PW2000 and PW4000. And we do the CF34 engine, which goes on the RJs. And we also do all the CF-6 products that GE puts out.

Now in addition to that, we built our diversity by looking at customers that are not only in the United States. So we are global in nature. We have over 100 customers worldwide. We are diverse in both type and geography here.

So when you look at the type, as I said, we have international and we have domestic. We also have freighters that we work on, we have the cargo business that we pay attention to. We also are paying attention to the military business and we definitely nowadays we are joining hands with people like ILFC and Banc of America, who are the lessors that are repossessing airplanes today that they need them turned around really quickly so they can lease them out again.

And we offer those wonderful partners of our quick turn and one-stop shop. So the airplane comes in, we do nose to tail. If they need to paint that aircraft in different livery we can do that, if they want us to work on the engines we can do that, components we can do that, APUs, landing gears, whatever it takes. So it's a one-stop shop. And the cycle time and the quality of the product is far superior to anything that they can get anywhere else. And for that, we do double-digit returns on that business.

Now the other thing that is very important to us is our merger with Northwest. Our merger with Northwest will provide us opportunities to expand internationally. Now as all of you have noted already, the Amsterdam and Tokyo hubs now will provide the infrastructure and labor capabilities for us to grow line maintenance and support component, engine maintenance that we could ship basically through a one-stop delivery to our shops in Atlanta.

Northwest also provides us with increased presence in China and the Philippines and more of Asia. The market for MRO services in this region is continuing to grow at a very high pace and that business is going to from $8.9 billion in '08 to $17 billion in '018.

In addition to that now, as you have noticed also from Glen's presentation, that we are going to be in the Middle East basically big and we are in Africa big and that is also a one-stop shop. We have a non-stop flight, for example, from Dubai to Atlanta and that is in our backyard. So that engine or that component can come straight to our shops. And now geographic distances are not a challenge for us any longer.

So how well is the business doing and where do we see it going forward? I will tell you up front that you're seeing here that there is a 30% CAGR that we have been able to sustain in the last several years. However, I am not going to stand up here and tell you that this is sustainable and maintainable in the long run. This is not something we can sustain.

However, we believe that a 12% to 15% CAGR is very realistic over the next five years for us and this business will continue to grow. You will say to me, well how are you going to protect your double-digit margins and how are you going to sustain this growth? There are so many things that we are doing internally. I will share some of them with you so you can connect to the strategy.

Production improvements, for example, that we have in our shops, right now we are undertaking cycle time reduction in our engine maintenance to take our products to a level that is unprecedented in the industry. And we are basically connecting with our suppliers and our vendors.

And we are really changing the way that the industry is doing business today, meaning that for a long time we have been contracting with vendors on a cycle time that they have to maintain for us on certain parts that they deliver to us. No longer are we going to do that.

What we're going to do from here on is, we are not interested in the cycle time, we are interested in them providing the parts to us exactly when we need those parts. And they must have the inventory necessary within their walls to absolutely support that. And by doing so, we can take our cycle times and reduce our cycle times by 50% if need be. And by doing so, we can take a lot of the assets that are on our balance sheet, we can lease them or we can cannibalize them so that we can get parts out of them.

The field here is absolutely magnificent for all of us. We continue to invest in our automation, so we can capture the granularity that we need in our businesses, so we can absolutely bill properly and capture our costs in our shops.

I talked about the customer and the product diversity, we will continue pay a lot of attention to that. The other piece that I didn't mention is the repair, innovation and creativity within our walls today. We have the capability of re-manufacturing. When you have some parts that are really in the business process, they are very expensive and they come in and they have wear and tear, let's say, on the lugs or the rails, and the tendency in the industry is to scrap that part.

You can talk about a $0.5 million part or a $0.25 million part and because of our creativity and the engineering intellect that we have within our walls, we are capable of developing repairs internally, where we can take that part and repair it for 10% of its cost and put it back in service. And the rest is basically a competitive edge that we create.

We will continue to join hands and support PMAs. PMAs are the parts manufacturing authorization that the market has and just in this case, the PMA providers will create cost synergies for technical operations and those cost synergies will be shared with our customers and we have already done that. And our customers seem to be very receptive to that.

So to really summarize what I just talked about, we have tremendous platform and a strategy that is built on the pillars that I shared with you. But what really anchors our success and how we go forward and how do we sustain our position and how do we sustain our double-digit returns? This strategy is built on, well you heard that already, many times, the people.

The people of technical operations are very skilled, they're motivated, highly trained, very flexible and when there is a need for us to support our customers for example, in Line Maintenance, I will share with you a little story that Air Berlin is one of our customers and they needed assistance. They are in the backyard of Lufthansa technique, and whenever they needed help, we used to get no more than 20% of their business. And when they needed help, they would call Lufthansa technique.

However, the technicians that they send are very class and craft, basically connected and if the problem was hydraulic and it turned out that the problem was electrical, it stops. And now they have to send other folks to really fix that airplane. Long story short, they started calling us from Frankfurt or Paris or Atlanta, for that matter, and we would send two of our best technicians. And no matter what the problem is, the problem will be fixed. And today we get 100% of the CFM 56 dash 7 removals.

This is the story. This story is built on people that are skilled, motivated, well trained. And we pay a lot of attention to processes and measurements within our walls. The second pillar, the second platform, that's really connecting our business, and that's why we believe that there is a tremendous amount of upside on that, is the product offering that we have, the diversity in our customer base and how global we have become. That is absolutely phenomenally superior because we can basically support a soft demand in one region and one product by having other regions and other products that are continuing to grow for us.

Customer service will always be our connection to our customers and we are known for that. So when people do business with technical operations, at Delta Airlines, they know that they are getting a quality product that is connected to people that have integrity and they have their best interests at heart. And with that said, I think I have maybe a minute or two for a couple of questions.

QUESTION AND ANSWER

Unidentified Audience Member

Thanks. You talked about your -- the flexibility advantage you have with your labor, but yet how much of that could potentially go away or how much of that is at risk if labor is able to unionize after the North close -- after the Northwest acquisition. Is that a risk that you have on your radar screen? Is that going to be a potential cost advantage that would go away? Could you quantify that potentially?

Tony Charaf - Delta Air Lines, Inc. - President - Technical Operations

Let me give you some statistics so you can see where that's going to play. Today, at Delta, we have over 5,200 AMTs. At Northwest, we have about 900 AMTs. And I will also tell you that for maybe about 90% of them are pay dues. So when you look at the NMBs and the rules, we believe that that's not going to be an issue for us. Because the 65%, 35% rule will apply here. And we are already negotiating basically to integrate our seniority list as we speak.

That's a non-issue for us.

Unidentified Audience Member

On your forecast for the next five years, on the MRO industry, it's about 6% over the last five years. What do you see for the next five years? Just for the industry? Given all the economic issues and downsizing, et cetera.

Tony Charaf - Delta Air Lines, Inc. - President - Technical Operations

For awhile, it looked like the industry is going to not sustain that kind of growth. However, where the market is today, and I know you know that people are looking now at keeping all the aircrafts longer, that is good news for us. I think that is definitely sustainable and it's showing now that is sustainable. Because even today, when we are losing airlines, small airlines are a customer of ours, because of bankruptcy or whatever, now the lessors are coming into the picture a lot more than every before.

So now we're doing more business with the ILFCs of the world and the Banc of Americas and the GCAS because they repossess those aircrafts and they want to turn them right back and lease them. And that has become a major source of revenue for us. And by the way, that's double-digit return. We will not do it otherwise.

Unidentified Audience Member

Yes. As you look at your strategic weaknesses, looking ahead, how do you see yourself working through those? Is M&A scale potentially a possibility or is it -- could there be a desire to grow internally? If you could just provide some perspective about how you think about what you need to do to take the organization forward?

Tony Charaf - Delta Air Lines, Inc. - President - Technical Operations

Well I will be glad to answer that. I think I'm going to repeat something that Richard has said many times over, is that when you have the business like the MRO at technical operations today at Delta, that is right there and it's steady and it's double-digit return one quarter after another, why would you sell it? This is a business that is going to support Delta when Delta has downturns. So this is basically strategically what we have decided we're going to do internally.

So the growth will be organic for the time being, because we still have quite a bit of capacity internally. In most of our shops today, we run 1, 1.5 shifts, so we still have a lot of brick and mortar. The one thing that's probably going to be a constraint for us down the line, especially in the mainstay of our business, which is engines, will be test cells. Because as you know, the EPA issues and all that. So when we test engines.

However, we still have plenty of room to go up. Right now we do about 650 engines a year. We can easily go up to 800, 900 engines before we can -- before we have to look outside. In addition to that, with our merger with Northwest, now we have test cells in Minneapolis that we can also use and reach out to if we need to.

Unidentified Audience Member

Just how much of your growth is volume versus price?

Tony Charaf - Delta Air Lines, Inc. - President - Technical Operations

Our intention is we will not grow revenue at the expense of margin. So we are paying a lot of attention to that. We will continue to pay a lot of attention to that going forward. My answer to you is that we must maintain a cost structure internally that must absolutely remain very competitive at a global level and by doing so, we will protect our margins. So this is my answer to you. It is that we will not do business at the expense of margin.

One more and I think I need to get off the stage.

Unidentified Audience Member

At one point, there was an engine shop in Atlanta that was part of a -- of Northwest through another acquisition, earlier acquisition. Is that still a part of Northwest? Did that come into -- is that -- had that gone to somebody else along the way?

Tony Charaf - Delta Air Lines, Inc. - President - Technical Operations

Actually, that hangar is empty as we speak.

Unidentified Audience Member

This was an engine overhaul place.

Tony Charaf - Delta Air Lines, Inc. - President - Technical Operations

Yes.

Unidentified Audience Member

It's a hangar too?

Tony Charaf - Delta Air Lines, Inc. - President - Technical Operations

Yes, it is. But it is empty as we speak.

Thank you very much, ladies and gentlemen.

PRESENTATION

Jeff Robertson - Delta Air Lines, Inc. - VP - Loyalty Programs

Good morning, everybody. I'm Jeff Robertson, I oversee the Loyalty Programs of WorldPerks and SkyMiles, the two loyalty programs, and I want to thank you all for coming out today first off, and allowing me to share a few minutes around the loyalty program, which I obviously am so passionate about, our loyalty programs I'm so passionate about.

Last year, I think I talked to a few of you here about the loyalty program. It feels like a lot of things have changed in the last year to year and a half around the frequent flyer program. So let's start off this morning with American Express. It's probably the hottest topic on the list this morning for the loyalty program.

And by the way, there's a lot of people I need to thank. There's some folks here in American Express, a lot of the Delta folks, we were all up very late last night, we finished this thing around 5 AM, got it signed and just in time for our 7.30 announcement, so congrats to the AMEX team and thanks to the Delta people that were up late last night.

Okay. A couple of things around the contract. First off, and Ed has shared a lot of this, I'll sort of go into a little bit more detail. $2 billion in incremental liquidity associated with the new deal. It comes from two places, basically. $1 billion in a purchase of frequent flyer miles. And $1 billion, which is coming in new value that we will achieve as a company throughout 2009 and 2010.

That value comes basically in four components. The first is rate improvement. For the last contract that we negotiated, co-brand contract, was back in 2000, early 2000. So the rates have obviously dramatically changed since then. So we kind of went from a weaker performer, in terms of rate, to basically best-in-class rates.

Secondly, volume improvements. The volume improvements come in a couple of areas. One is co-brand growth. The second is membership rewards and our participation in membership rewards and the ability for our customers to be able to earn membership rewards points into the Northwest operations.

Thirdly, it comes from mitigated conversion costs. I'll get a little bit more into that as I talk about specifics around the AMEX relationship, but basically if you think about it, when we have two portfolios today, we've got to move to one, we're able to mitigate our conversion costs by moving a smaller portfolio into the larger portfolio than having to have a completely new issuer and having to convert the two card portfolios into a completely new issuer.

Thirdly, there's a small signing bonus attached to it. And fourthly, there are some new program enhancements, which we'll be announcing as two companies during 2009 that will provide more color to the complete $1 billion.

For us, AMEX was the right partner. And several reasons. One, I talked about it, reducing the portfolio conversion risk. Secondly, it guarantees only one conversion. This was important to us as we went through the contract negotiation process, but having one conversion was critical to us, than to actually have two portfolios converting into a new issuer. AMEX, no doubt, industry leader and powerful marketer who invests, in our opinion, very heavily in our co-brand and I think it shows in the performance of our co-brand over the last 13 years actually.

In addition, our participation in membership rewards is very valuable to Delta. Membership rewards, the powerful loyalty program of the American Express card product, we actually partner with, obviously, as a transfer partner. Those customers have the ability to use their frequent flyer miles, transfer them into Delta and burn them on Delta.

That partnership provides incremental value beyond the actual transfer revenue that we have received from American Express. It's membership rewards customers, it's the corporate card customers, it's the proprietary product customers, it's the small business cardholders, all a part of American Express's proprietary business, it participates more in Delta's program as a result of that relationship.

So, overall, again, $2 billion in incremental liquidity, a billion in the purchase of frequent flyer miles and a billion in new value that we'll deliver in 2009 and 2010.

Today I'm going to show you some specifics around the growth in revenue of our loyalty programs. Today we are forecasting a 2008 consolidated revenue of $1.5 billion. That is the gross cash sales of selling frequent flyer miles. It does not include deferrals of -- the accounting deferrals.

As we move into 2009, we are anticipating delivering $2 billion in total gross sales from our frequent flyer programs. That is a through a consolidation of the two programs as well as the new American Express contract. The current 2008 forecasted revenue of $1.5 billion is up roughly 6% to 7% year-over-year.

In addition, we looked at a couple of opportunities around the loyalty program that we're working on right now. First, integrating all of the hundreds of partner contracts right now, there's tremendous opportunity for us to attract synergies associated with those partner contracts. You've got two, you basically look at the two, you take the best of both and you move forward with that. That generally drives greater value in terms of synergies.

In addition, we've looked at the Northwest loyalty platform. I've had the thrill of being able to look at other airlines' loyalty programs, and take a look at the Northwest program and take a look at it and Northwest customers and find out what's going on with the Northwest customers. Well a couple of things sort of resonated for us. One was today we actually drive $100 of non-transportation revenue. Just over $100 of non-transportation revenue for every active customer in our database.

On the Northwest database, we took a look at that, they are driving roughly $40 in non-transportation revenue for every active member in their database. The opportunity to drive that $40 to $100 is significant for our company. It's in the hundreds of millions of dollars a year that we believe we can drive over time associated with that type of movement.

In terms of program membership, today the SkyMiles program has roughly 43 million members on the database, Northwest has 36 million members. We've done a preliminary de-duping of the database, fairly complex, I won't get into the detail, but basically there's about a 6% to 7% overlap of the databases.

The reason why that overlap is surprisingly lower than we had expected, it looks like a lot of the customers, just because of the way the route network is and the way the locations -- customers reside geographically, there's not as much overlap as you would have thought. The reason is because you're taking the strong strength of the Delta SkyMiles database that's in the east coast and the south with what is a strong strength in the Northwest database, which is located in Northwest, and the Midwest part of the country.

There just isn't that much overlap in the database, which we think provides tremendous value for us longer term in bringing the two databases together. In addition, we anticipate that we will likely now drive, post-merger, we will have 40% more active customers than our second biggest competitor -- than our next biggest competitor.

In addition, the size of the Delta program at 74 million customers, at the revenue that we're generating will, for the first time in the 28 years of airline loyalty programs, put Delta into a number one position, knocking somebody else out of the competition -- somebody else out of first place.

Size is important to us. There's no doubt. We talked about -- there were a lot of questions asked around the size of the airline and the size of things, but basically the size of the loyalty programs is important to us. It's important in many ways. It's a huge database. It's a database that our partners can access. And the power and size of the loyalty program is what drives partners to want to come to us.

In fact, I have had several examples of partners over the last couple of years that we've approached as Delta being the third biggest airline or that Northwest approached at that time being the fifth biggest airline, who were not interested in doing business with us. Now being the biggest airline in the world, they are interested in doing business with us.

So in summary, overall, it's a world class loyalty program. It's the largest loyalty program, 74 million members, 24 -- 20% more members than the second largest loyalty program. We believe, 40% more active members than the largest -- than the second largest loyalty program.

In addition, there's incremental revenue opportunities. The largest program will attract higher quality partners and improved rates. We've seen tremendous upside moving from 2008 to 2009 in the margin of the business. Not just in gross sales, but the margin is where we're really attracting a lot of the value between '08 and '09.

In addition, we've struck a new affinity card agreement, as we have talked about, and a significant upside as I have mentioned in increasing Northwest's revenue per active member to the Delta levels that we're current experiencing.

The other thing I wanted to highlight quickly here was just some facts that I know our customers and all of you as customers are really -- care a lot about, is sort of the integration of the program and what's going to happen. We intend, as we've talked about, to integrate the two loyalty programs by the end of 2009. The databases will be integrated and we will be using one platform.

That will be the Northwest loyalty platform. Our loyalty program was introduced -- our loyalty platform was actually introduced back in the '70s and early '80s and we built on that and band-aided that puppy over and over again. Well, now we get to choose the -- we get to be able to pick between the two and the Northwest platform was actually developed in 2000. So we're taking the Northwest platform basically in a plug-and-play environment and putting it into the Delta systems.

In addition, we will be introducing a best-in-class elite program in 2009. We will be announcing it in 2009, effective January 1, 2010. So we talked a lot about, we've made some announcements right now to basically align the two elite programs as fast as we possibly can, effective January 1st, 2009. We've made those announcements, we're in play around that and we will be announcing a new elite program in 2009, effective in 2010.

So holistically, the loyalty program, it's bigger, it's broader, it provides customers more opportunities to earn frequent flyer miles, it provides customers more opportunities to burn frequent flyer miles, and it will be and it remains to be a significant driver for RASM improvement for Delta as we move from 2008 moving forward. I've got a couple -- a little bit -- a couple of minutes for some questions or so around that. Yes? Go ahead. Sorry. Three in a row. You're all there, right in a row.

QUESTION AND ANSWER

Unidentified Audience Member

Two quick questions. First of all, is the incremental revenue opportunity from active members on the Northwest side factored into the $2 billion in synergies for the entire combined operation? And then secondly, what is the low-hanging fruit with respect to getting that incremental revenue from $40 up to $100?

Jeff Robertson - Delta Air Lines, Inc. - VP - Loyalty Programs

Sure. In the $2 billion in synergies, there is a portion of that $2 billion that's being driven by the loyalty program. That is roughly $500 million. It comes from a combination of the American Express deal as well as synergies that we will obtain through integrating the two programs. Those synergies come from aligning fees, partner contracts, that type of work. So it totals around $500 million.

With respect to the $40 per member, the $40 per member, it appears as though, to us, it's lower penetration, specifically around potentially credit card, around partner activity and we believe we can improve with the American Express contract, with improved merchant acceptance in the Midwest, and with improved marketing that we believe we can pull off as the larger airline at this point. Okay.

Unidentified Audience Member

Can you discuss or maybe Hank will discuss this afterwards, the accounting treatment for the $2 billion from American Express, the $1 billion in miles obviously is an asset and then what's the liability offset to that on -- and how should we think about that going forward and modeling our numbers?

Jeff Robertson - Delta Air Lines, Inc. - VP - Loyalty Programs

Yes, I have to admit that I'm not the accounting expert, but maybe Hank or you can pull Hank or I aside a little later -- or Ed, and we can talk about it.

Ed Bastian - Delta Air Lines, Inc. - President

(inaudible - microphone inaccessible) there's $1 billion prepaid. So the $1 billion is a prepaid. So that's cash up front that we received today. That won't get amortized against our cash streams until '11 and '12. So that's going to stay on the balance sheet for the next several years.

The incremental improvements that Jeff's talking about, the $0.5 billion a year of incremental improvements, is the gross cash inflow from the program. Yes, from an accounting perspective, some part of that gets deferred and amortized over the life of the mile.

We can follow-up with you with respect to that -- because it's a pretty complicated formula in terms of how much gets recognized and at what point in the process. So we've been talking cash numbers here. So the $2 billion per year is cash. But there's -- the accounting numbers are somewhat reduced.

Unidentified Audience Member

Hi. To what extent should we attribute this to the merger versus would have happened anyway? Other airlines have done forward mile sales and you said the contract was from 2000 anyway. Had you updated the contract, maybe you would have gotten to market rates anyway. So to what extent can we attribute this to the merger versus, you know?

Jeff Robertson - Delta Air Lines, Inc. - VP - Loyalty Programs

Yes. Some of the contract language is obviously confidential, but basically I think in summary, it's fair to say that the merger is what drove this contract to be struck today. The contract actually may have been struck down the road. It would have been a couple of years before we actually were able to extract that value, potentially, in a new deal.

I do believe the deal, however, is a best-in-class deal, driven by the merger, primarily. And being the largest loyalty program in the world. So basically it's a combination of moving money forward for a couple of years as well as what I think is greater value that we were able to work and partner with American Express because of the size of the loyalty program compared to where it is today.

Unidentified Audience Member

I think you had it in the release, but can you just go through AMEX side and kind of the percentage of seats that are available? Or kind of what the give-up was from your side?

Jeff Robertson - Delta Air Lines, Inc. - VP - Loyalty Programs

Again, the contract language and sort of the contract terms are confidential, but today we award basically, I think it's around 7.5% to 8% of our RPMs are actually award RPMs. And getting into exactly what percent of that goes to American Express cardholders or American Express customers is somewhat confidential.

Unidentified Audience Member

Hi. Thanks.

Jeff Robertson - Delta Air Lines, Inc. - VP - Loyalty Programs

Yes.

Unidentified Audience Member

In Ed's prepared remarks, you know -- you discussed 500 million of enhancements to the cash flow over the next two years.

Jeff Robertson - Delta Air Lines, Inc. - VP - Loyalty Programs

Yes.

Unidentified Audience Member

For 2009 and 2010. As I look at this projection, I think I see that it goes from $1.5 billion to $2 billion, but then it levels off. Was there some kind of pull forward that should expect disappears in 2011? In other words, it was enhanced by $500 million in 9 and 10, and therefore you start paying some of it back through maybe less favorable terms to Delta beyond that? Or does -- is the $500 million just a run rate benefit that starts in 9 and 10 and continues through the rest of the contract?

Jeff Robertson - Delta Air Lines, Inc. - VP - Loyalty Programs

Yes, I can share that. The $500 million of incremental values that were pending in 9 and 10 is attributable to, I think, it's 90% of it will continue moving forward. So when we look at the actual run rate synergies, especially with the American Express contract, it's roughly $425 million to $450 million firm, however, there is some upside possible as a result of growth. So we forecasted -- we're relatively conservative in the $450 million and there's additional $50 million or slightly more in the frequent flyer program integration value to get us to $500 million.

Unidentified Audience Member

Nothing particularly special about 9 and 10? That's just the terms of the contract?

Jeff Robertson - Delta Air Lines, Inc. - VP - Loyalty Programs

 It is the terms of the contract, yes.

Tim? Very good. Okay.

PRESENTATION

Steve Gorman - Delta Air Lines, Inc. - EVP, Chief Operating Officer

Thanks, Jeff. Good morning. Very much like my day job, I've been told, we need to get -- as the head of operations, we need to get this back on track from an on-time standpoint. Jill's back in the back going. And so I'll do my best to do that.

I really just had -- oh, I had three messages, primarily, that I wanted to deliver today. One, and you've heard Richard talk about it, and you've actually heard Jim Cron talk about it earlier, regarding the operation and the really top of the industry results that both Northwest and Delta have continued to deliver, despite all the distractions that could have occurred with regard to all the rumors about a merger and then the actual announcement and then they're working towards close.

The -- our movement towards a very smooth merging of operations with minimal customer disruption and then give you a little bit of detail about the single operating certificate, the progress we've made so far and our plan to achieve that by the end of '09.

Again, to the credit to all of our folks in operations, they have not let any of the potential distractions get in the way of delivering top performance. By the DOT stats, from a completion factor, which we think is one of the most important factors, if not the most important factor, was -- is did the flight get -- fly. It did not get cancelled. From that standpoint, Northwest in the October year-to-date, through the entire year, is number one.

From a completion factor standpoint, Delta's a little further down the chart, in the middle of the pack, primarily because we've made some proactive decisions earlier in the year, due to some pretty severe weather in Atlanta and JFK to do a much -- a further out accommodation of our customers, to reaccom them, to let them know that they can get to where they need to go, despite the weather, on a planned basis.

But I think here, an important factor and a big advantage we have, you've heard earlier, a couple of the earlier execs, talk about our low-cost capital of our fleet. And what that allows us to do from an operational standpoint, particularly during peak times, when we have the highest stress and when the system is wound the tightest, is to use the advantage of that low-cost fleet, fully depreciated fleet, the DC9, the MD80 and even the 757 to add a few spares to the process.

That we would not be near as -- we wouldn't do it near as eagerly if that was a very, very high cost asset. And so it would take full advantage of that. And we'll continue to do that and have over 99% completion factor as we look forward, as we have over the last few months.

From a D0 and A14 standpoint, so departures within zero and then arrivals within 14, which is the second piece, do you get there on time when you need to for the meetings, particularly for our premium customers, and from that standpoint, for that second leg, we are both -- we are in the top three, we're basically essentially tied for third in the DOT statistics through October. I will tell you, one of the moving pieces here that's been very dynamic in the industry through the course of '08 has been the block time.

We both operate, if you look at year-to-date, the most efficient block time in the industry from the DOT stats. There has been a lot of change between the different network carriers this year. Earlier in the year, from what we could see in the stats, it looked like US air had added a double-digit block time. After the summer, in the fall, they have -- it looks like they are pulling that out.

On the other hand, United and American appear to have added double-digit block time since the summer pull down into the Fall schedule. The important thing here in how we look at it is very disciplined around departure within zero and be at the top of the industry. A good efficient block time and block time reliability that results in a top of the industry arrivals within 14.

We can learn from that. Northwest has very disciplined standard operating procedures that Delta can learn from and adapt in that countdown to departure within zero. And we are committed to do that. The third leg of that stool, the flight goes, it arrives on time, with bags. From that standpoint, again, at the top of the industry for Northwest. A couple of things here. I just want to put a little perspective. When we're talking the bags, the statistics you see are claims per 1,000 passengers.

So when you see a 3.5, which is what per 1,000 passengers, that's 99.65% of the bags being delivered in a fashion that do not get claimed. Or in Delta's case, a 5.5. Again, you're talking about a 99.5% success factor. So just to put that in perspective, but here again, Northwest really, really mature technology with the scanning technology in all the systems that can monitor the baggage, track and trace, very, very solid infrastructure at the two major hubs in Minneapolis and Detroit. And really good processes for dealing with the transfer of bags from a standard operating procedure standpoint.

Delta has improved 25% year-over-year. Still not where we need to be in the competitive rankings. A couple of key factors there, technology. We introduced scanners just this year. February through June, rolled them out in 205 stations. Have just started to use the monitoring software that tells you when you're loading a bag that's going onto the wrong flight or to the wrong destination. Infrastructure. Tremendous challenge in Atlanta.

That's an -- a baggage infrastructure in Atlanta that was built around 1.5 concourses for 250 to 300 flights a day. Needless to say, we're operating over 1,000 flights a day today with over six concourses, and so we are three-quarters of the way through a $100 million capital project to upgrade the infrastructure in the Atlanta baggage facility, throughout the Atlanta airport.

Even as minor as the conveyor belts are 33 inches wide instead of 39 inches wide, so we have had over 300 jams a day and for seven day coverage over 70 people, all they did is they were jammers. They got rid of the jams. Well all of the conveyors have been expanded to 39 inches, put a high speed conveyor out to concourse B and then from B to C to add about 40% more capacity to the infrastructure in Atlanta. So from that standpoint, I think you can continue to see improvement and then we can adopt and have begun adoption of the Northwest software using the information we have from the scanners.

We have very diligently, both kind of behind the curtain and in front of the curtain, begun merging the operations. I'll start behind the curtain. We still have two certificates. So we still have parallel operations that are staffed by very, very capable people at both of the certificates at both airlines, from the executives all -- at every -- and all -- at every layer, every employee group.

That is continuing to occur and we -- that just keeps -- that's what's producing those results that you're seeing reported in the DOT. It's two real solid operations running in parallel. We are collaborating much more than we did, obviously, before, when we do have particular instances where we need each other's help, but pretty much parallel operations.

At the same time, we're starting to centralize some of the functions, even within those parallel groups, that we can consolidate as quickly as possible. Those are things like the resource planning, catering, the training group so that as we move along the single operating certificate and have more training, we have a single training group that's developing that training. The air traffic control. Even in tech ops, in terms of the engineering and quality assurance organizations, we really started to pull those together as quickly as we can, even though we still have the two certificates.

Finally, I just wanted to mention, in two areas we've already consolidated. Safety and supply chain. Really, unrelated reasons. Safety, when we did a review with the FAA of the learnings from the US Airways merger, one of the things that became very clear is you can't get to a single operating certificate in an efficient fashion and develop one set of safety procedures and policies and metrics if you have two different safety organizations trying to do that, competing with each other so to speak.

And so we have named one Head of Safety, one safety organization that is everything from aviation safety to workplace safety and then also environmental compliance and security. And that particular point, the Director of Safety for Delta certificate is the Head of Safety for the overall airline and then of course Northwest has a Director of Safety for their certificate that still is the primary interface and leads the entire safety effort still in Minneapolis on the Northwest certificate.

So that was one of them. The other area is in supply chain and operations. To get as quickly as possible at developing plans and executing on those plans to start working on the synergy savings from the supply chain. We have immediately after close put together one supply chain organization and by the different commodity verticals and they are full speed ahead on trying to achieve that.

A lot of good opportunities there. Just to give you a little bit of insight in terms of the kind of the things that we're looking at in hotels. We have 82 common hotels. Both hotels are using -- both airlines are using the same hotels. In technical operations, 16 -- about two-thirds of our vendors on engines, what we send out on engines, either engine types or components, are common.

60% of the components that come off the airplane go to common vendors. So there's a lot of opportunity there. We have 229 kitchens around the system, 42 of those are at common stations. So we are prioritizing those and really attacking those to start delivering the synergy benefits that are a part of the benefits that Ed was referring to earlier.

Finally, I just wanted to step back in front of the curtain. From a customer standpoint, for the minimal disruptions. A couple of things. We have -- overall, there's 390 stations. 70 of them Northwest-only, 150 Delta-only, so then we have 170 stations that we need to deal with where we need to consolidate those stations. We already have a definitive, specific plan for 50 of those. And every week we're adding another five to six or seven of those.

We have already begun implementing in some cases. In the States, we have 23 airports where we had what we'll call a constrained airport where the -- where we were in separate terminals. And in those we have a short-term plan of having bussing between the terminals, having dual kiosk capability where you can go to the kiosk, it just went in this week, and you can go check in on either airline at the kiosk.

We have terminals at the different ticket counters of the different airlines for the other airlines, so you don't have to go to the other terminal. You can get your pass and then a lot of direction signage and a lot of extra help just to help direct some of that and minimize our customer confusion.

And then over the course of time, in those 50, for all 20 of those, we have a specific plan for consolidation and those are airports like Washington DC, Boston, Chicago, LAX and those are nearly all but a handful of those will be consolidated before summer. And it goes either way. Chicago, we're moving Delta from Terminal Three into Terminal Two. Boston, moving Northwest from E into Delta in -- or in A, except for the International.

So that is all going on from a customer standpoint and then at a very high level, trying to already make it as seamless as possible for the customers from the standpoint of a couple of things. Harmonizing the fees, that as Ed talked about earlier. Reaccommodating agnostically when we have irregular operations due to weather. To reaccom agnostically on either carrier. Already balancing the calls between the res centers, have auto-redirect on the different websites if somebody is going into the different website.

So very focused on the customer and making it as seamless as possible for the customer, that we think is a dramatic differentiation from maybe some of the other mergers in the past in this industry. Finally, a little bit on the single operating certificate. We -- as Ed mentioned, we had a plan that was submitted that a preliminary plan of all the processes, submitted it to the FAA, they approved it a couple of weeks later, so in mid-September, we had the plan.

This isn't really mystery. It is just hard detailed work that takes a lot of effort. We've got about 115 processes that we've identified in that plan. And they range from relatively simple processes to very complex processes. How you handle your ETOP software operation. Of course dispatch and flight relief, engine condition monitoring and training, air worthiness directive management, there's all those different kinds of processes.

For each one of those, we analyze the differences in the processes, look at them, cross reference them to all the manuals, decide which one of those processes we're going to select. Because we're not going to invent a third one. We're going to select one or the other of the approved processes on the certificate already because that way we have subject matter experts at one of the airlines and we only have to train one airline or the other in terms of the people. We don't want to have a new process where we have to train everybody and we don't have the expertise.

So from that standpoint, then, we look at the differences, we decide that, we develop an implementation plan, we go to the FAA now with that, here's what we're going to do and here's our implementation plan. They approve, we go back and execute, then we come back and we say we're done with that and we know what the training is, we've done the training and they'll approve again from that standpoint.

That's the second approval. And then when we get out to near the end of '09, all of that will have been aligned and happening along the way for these 150 processes. We've already submitted six. Two have been approved. We plan to have 15 more -- 15 total submitted before the end of the year. If we just sit there and turn that crank on those 115 in a very disciplined way, with a every two week review process on the progress on a very, very specific gantt chart by process.

And when we get done, the FAA validates and says, okay, it's all done. And we have a Delta single operating certificate. FAA has been extremely cooperative in dedicating resources with a team of, a dedicated team, of seven people, three from each of the certificates, from the principals and the one team leader. And so we -- that will not be a constraint on this process either.

Why is that important? I mean, there -- I mean, we heard earlier, Brian talk about the seniority list. I mean, we can't take really -- that senior effect -- list doesn't go into effect for bidding until the first bid period after we have a single operating certificate. And if you look at it from the standpoint of you heard Glen talk and you heard -- I mean, a couple of different phrases. You heard Ed say free flow the fleet.

You heard Richard say right airplane on the right route. That doesn't happen until we have a single operating certificate, so we can have a single bidding system for the pilots bidding a crew planning, scheduling, tracking for the flight attendants in addition to the pilots.

So we have one single operation control center, all those particular things that you heard Glen say earlier were -- we cannot do scale of that manually. Because so much of that is automated and so much is with automated tools and managing the daily operation of that dispatch and that release and all the aircraft swaps that go on to efficiently run the airline every day.

And so from that standpoint, all that gets released and then Glen, well he won't get any sleep at all because he will be ready to go where he can just swap and free those airplanes and move them around, literally, every schedule change and every dynamically between the schedule change.

Operationally, again, all those parallel operations will collapse into one, will have -- be able to fully utilize the efficiencies. I'll tell you, frankly, on the supply chain, I think most -- that is primarily dependent on just prioritizing opportunities, which we have, analyzing them, putting them together and negotiating strategy, then putting out the RFP and selecting the vendor.

That will pace that much more so than the single operating certificate, but there is still some, for example, one maintenance program in technical operations will definitely help us from a leverage standpoint in the supply chain when we talk about those engines that have a 66% common vendor and those components that have a 60%. With that, I think I have a few minutes for questions. She's bringing a mic.

QUESTION AND ANSWER

Unidentified Audience Member

How long after single operating certificate, would you anticipate the final legal merger would take place?

Steve Gorman - Delta Air Lines, Inc. - EVP, Chief Operating Officer

The whole legal merger. I mean, we will have that certificate and we -- and it will happen right away. Ben, do you want to help on that?

Richard Anderson - Delta Air Lines, Inc. - CEO

Well --

Steve Gorman - Delta Air Lines, Inc. - EVP, Chief Operating Officer

I don't --

Richard Anderson - Delta Air Lines, Inc. - CEO

Yes, I think we've got to look at where the timing falls out. In terms of single -- I've got a view on -- thank you, Shannon. We haven't quite planned out where that will ultimately be. Because we're focused on getting the single operating certificate done. I mean, the key from an investor perspective is regardless of when the entities come together, the value gets unlocked from the single operating certificate. I would expect that we'll -- the Northwest subsidiary will be there for awhile thereafter, a good while thereafter. But we won't let that be an impediment to our getting to the synergies.

Steve Gorman - Delta Air Lines, Inc. - EVP, Chief Operating Officer

And back to the value, one of the important things is on the single operating certificate, the processes, in those 115, the training in each of the different areas, whether it be in the technicians or the flight attendants, whatever that might be, we're front-loading those processes so that we can have the approved training programs and actually be implementing those training programs so that when it happens, the single operating certificate, we're ready to go to completely unlock those synergies right away. Yes?

Unidentified Audience Member

Two quick questions. How are you managing the runway shutdown at JFK at the end of '09? I understand the FAA's working with the Port Authority. In your view, what's the solution there?

And then I guess just a second quick question, unrelated, but your competitors in the New York market have conditioned travelers here to check in 30 minutes beforehand or 30 minutes or greater and for Delta it's 45. What's holding you back from matching your competitors' with baggage checking time in the New York market?

Steve Gorman - Delta Air Lines, Inc. - EVP, Chief Operating Officer

I'll answer your second first. The -- from that standpoint, the -- one of the things we're looking at as we compare the best practices between two airlines is the time prior to check in. And they're different between the two.

And I will say there, from that standpoint, when we look at the processes, particularly in terminal three, that -- and the security process in terminal three, that we think we need that cushion in terminal three so that people do not -- are able to arrive at the gate prior to us closing the door. I mean, so it's primarily around, from a customer standpoint, not having people cut it too close and miss that flight. But not so much probably terminal two, which is -- moves much slower, obviously, if you've done both, than terminal three. But we just want to have one standard there.

And from the closure of the runway, I mean, obviously we work closely with the FAA and provide our input into the best we can. I mean, we had that whole issue of there are just the whole air traffic control in general in the northeast. And the 77 initiatives and prioritizing those 77 initiatives. And how we go about improving -- I mean, that's the biggest thing we can do to improve the operation, obviously, in New York, is to do a -- have a much more efficient air traffic control system from the standpoint of both inbound and outbound.

Unidentified Audience Member

I forgot, what -- the single operating certificate drives how much of the 2 billion in synergies?

Steve Gorman - Delta Air Lines, Inc. - EVP, Chief Operating Officer
Oh, I don't think we ever really have categorized it that way as such.

Richard Anderson - Delta Air Lines, Inc. - CEO

What we've published is 2 billion in run rate by 2012. That's what we've published. And I think the number that we've characterized for 2009 and -- Jill, you should -- or Shannon? Cathy, help me on this. I think the number that we've published for 2009 is about 0.5 billion of synergy realization?

Which we described earlier, Ed described in his slide presentation, in his presentation, as being hit by the AMEX deal. Because of the incremental -- at least on a cash basis, we've got to get to the accounting issues. But for the audience here and all the people that are going through budget right now, at Delta, it doesn't change. I mean, in terms of the cost synergies that -- and the revenue synergies that Glen has to produce, regardless of the end.

So we're sort of -- the way we're budgeting the airlines, so you know by year, we've got every organization has three buckets in their budget. They've got the Delta stand alone operating certificate, the Northwest stand alone operating certificate and the synergies. And in each of the operating budgets, you've got to get your normal annual 3% to 4% productivity target and you've got to hit your CapEx number.

And then the synergies are separately bucketed because we don't want the synergies to get mixed in with running the business, the way the business ought to be run. And the synergies belong to the shareholders, not to the operating departments, to make their budget.

Steve Gorman - Delta Air Lines, Inc. - EVP, Chief Operating Officer

The other thing I'd say, on my synergy slide, somebody else was saying -- I mean, the biggest piece of that is the full benefit of them from a network standpoint to free flow that fleet.

Richard Anderson - Delta Air Lines, Inc. - CEO

And if you'll recall back to the merger announcement, I believe our -- or when we updated our synergies, I believe the full network effect of fleet simplification, Ed help me on this, is about 300 million to 400 million?

Ed Bastian - Delta Air Lines, Inc. - President

Yes. 300 million to 400 million, once you completely flow the fleet.

Steve Gorman - Delta Air Lines, Inc. - EVP, Chief Operating Officer

Okay. I'll turn it over to Hank.

PRESENTATION

Hank Halter - Delta Air Lines, Inc. - CFO

Hey, good morning everyone. I'm the last presenter, I'm also in between the Q&A and the lunch, so I'll try to go quickly, but at the same time, I want to make this as meaningful as it is for you.

You heard this morning, you saw a lot of presentations. Richard started, then Ed, Glen, Steve, Tony, Jeff. Delta is building a strong financial foundation. We're enhancing our bottom line through top line revenue growth, unit revenue improvement, cost reductions, productivity. We're managing risk, a systematic fuel hedging program. We're investing prudently into building in the business. CapEx spending, it's minimal. And it's minimal for the right reasons. We'll invest when it's appropriate to invest and we'll be prudent at all times.

And we're preserving and growing liquidity. I'll show you operating cash flow that is growing, it's sufficient to pay for CapEx. It's sufficient to pay for debt obligations and maturities coming due. And most importantly, Delta's positioned for long-term success.

Solid revenue performance is definitely strengthening our position. We're also focusing on all aspects of the business. When you look at top-line revenue growth, Delta has delivered double-digit top-line revenue growth this year, approximately 8% to 11% for 2008 each quarter. And we are doing that also with growing unit revenue performance.

By 2008, Delta's unit revenue performance is in excess of the industry average on a length of haul adjusted basis, 102%. And this represents Delta and Northwest combined. And look where we were just in 2005, up from 95%. So as Delta is growing its top-line revenue, it's not compromising its unit revenue performance.

Unit costs. While Delta's improving its top line and its unit revenue, its RASM, it's also the best-in-class unit cost performance and it shows up here quite easily. If you look at Delta and unit cost is best-in-class for the network carriers, and it's very close to the low-cost carriers, the LCCs. Any business has to be the low-cost leader.

And that goes for any business, airline, any capital intensive business. You've got to be the low-cost leader because that's what you can control. And it's your peers with the lowest costs that are helping set the revenue environment and that's why it's critical for Delta in this environment in particular to have the lowest cost structure.

If you look at the progress we've made over the years, we're very, very close to Southwest now and when you consider the cost structure of Delta, this slide doesn't show the revenue premium, the revenue advantage, we have, over those low-fare carriers.

You heard a lot about the various pieces of revenue this morning from the different presenters. When you look at Delta, we're obviously very focused on passenger revenue. Obviously that's a significant portion of our business, that's what we're in business for, is flying passengers.

But we're also capitalizing and continue to maximize opportunities from the non-passenger areas of our business. We call this the ancillary areas, ancillary businesses and third-party revenue. And when you look at 2009, we're going to have over $5.5 billion of revenue value coming from these third parties and ancillary areas.

Cargo, for example. Our cargo business will deliver revenue in excess of $1 billion under the direction of Neel Shah. That business has been delivering 35% year-over-year revenue improvement from the Delta side this year and will continue to do so going forward. You heard from Tony Charaf recently on the MROs, the maintenance, repair and overhaul business. And that's gone from, as Tony described it, a hobby to one where that business is now the largest airline North America provider on the MRO space. And that's Tony's organization. It's $0.5 billion on an annual basis.

And most recently, Jeff was up here talking about SkyMiles, $2 billion of value. Value coming from the world's largest frequent flyer program and in partnership with American Express. And then now, charging customers for value-added services, the services they use, the fees and charges along with codeshare and joint venture revenues, those are in excess of almost $1.5 billion, $1.4 billion projected for 2009.

And the list goes on. What it shows is at Delta, we're capitalizing on every aspect of our business. Every revenue stream that presents opportunity, we're going after it and we're delivering on that. And we'll continue to deliver on that.

Let's show some math here and look at what opportunities face us in 2009. Obviously fuel prices have been falling and as Ed mentioned earlier, each dollar change in the crude price per barrel is worth about $100 million annually in fuel expense at Delta. This year, in 2008, our all-in price per barrel was approximately $100. Next year, we're targeting $50 to be the market price for crude oil. That's a $5 billion benefit year-over-year 2009 run rate versus 2008.

On top of that, we recently announced capacity reductions of 6% to 8%. Delta's going to get $1 billion of cost savings from that. And something I didn't emphasize on the earlier slide, talking about CASM. Delta's CASM is a function of getting costs out of the business. We do that very, very well. It's what we can control. So this latest cost reduction or, excuse me, capacity reduction of 6% to 8%, we will get this $1 billion out.

Look at what we did just earlier this year. We announced in March a capacity reduction for 2008. And by the fourth quarter, our capacity is down on the domestic side, 12% to 15%. But when you look at our non-fuel unit costs, it's going to be about flat year-over-year. And that's the evidence of Delta's ability to get the costs out.

We're not going to let our unit costs grow just because we're reducing capacity. And we might not be able to get it out immediately, and as Ed mentioned it will take us several quarters to get that cost out, but we're targeting flat CASM year-over-year absent that pension cost impact in the fourth quarter of '09 versus '08. And that's a testament to getting the costs out.

So on top of that, we've heard a lot of talk about the merger synergies. That's $500 million of benefit. So when you add up the left side of the page, in terms of opportunities, there's $6.5 billion of opportunities facing us in 2009, this compared to 2008.

And then when you look at the revenue environment, it is down. Revenue is weaker. The demand environment is weaker and as a result, we will see lower revenue. But it would take in excess of 20% of passenger revenue declines to offset the savings of $6.5 billion, the $6.5 billion of opportunity that we have facing us in 2009. And that would be an unprecedented level of passenger revenue reduction in one year. And on top of that, if the numbers were approaching that level, we would go and pull additional capacity out of the system and then go after more cost reductions to offset that.

Let's talk a little bit about Delta's fuel hedging program. As I mentioned, Delta follows a systematic fuel hedging program. We're in the market purchasing hedges when fuel prices are rising as well as when fuel prices are going down. And our portfolio currently consists of call options, swaps and collars. But as you can see from the charts, each quarter through 2009, most of the swaps and collars will be out by the end of the second quarter.

Looking forward, for the full year, we're 37% hedged and that will give us an all-in price of $2.19 per gallon. And also, very important, is downside participation. Nearly 80% of our fuel consumption will participate in downside participation, should fuel prices continue going down. So once we're beyond the June quarter, the margins and the collateral we've been posting, related to our hedges, will be behind us. And we'll have full downside participation by third quarter and into fourth and beyond. And then you can also see we're in the process of buying hedges for 2010.

Obviously we're much more hedged closer in. We strive to the upcoming six month period to be about 50% hedged. And then going out, the number steps downward. But what it does is allows it to continue building hedges on in a systematic fashion, we're not out trying to beat the market, but rather we're out trying to reduce volatility and that's what's critical and part of our risk management objective, it's to reduce volatility in the numbers.

Another aspect of CapEx, it's something very, very critical at Delta and a philosophy that we hold firm to. And that's investing prudently in the building, in the business. In 2009, we expect CapEx to total $1.6 billion. That consists of approximately $1 billion of aircraft, $300 million of parts modifications, inventory, $300 million of ground and technology CapEx.

And of that $1.6 billion, about $800 million of that will be cash CapEx. For the aircraft for which we have firm orders, we have secured financing that will cover substantially all of that cost. So in terms of modeling cash purposes our CapEx for 2009 on a cash basis is about $800 million.

You can see on the left side we've got about 20 aircraft on firm order, 777, 737-700s, the next-generation aircraft and two class regional jets CRJ 700s and -- excuse me, 900s. All of these aircraft are focused on our international strategy and premium revenue. We're not going to invest CapEx for the sake of just spending money and growing the airline. We're going to invest prudently and in doing so we're positioning Delta for long-term success.

One of the things that we use to follow our CapEx strategy, and one that limits our aircraft purchasing is when we look at fleet rationalization. Fleet rationalization is something that Delta has unique to it going forward because of the merger with Northwest and now the different fleet types that will allow us really lengthen the fleeting horizon.

So you won't see Delta in the near term announcing the massive aircraft re-fleeting, that's not going to happen for us, and the economics here we believe don't support it. You know, you see other airlines when they announce large capacity orders replacing existing fleets, they're bragging about the young age their fleet will be, they brag about the fuel efficiency, in many cases brag about the maintenance efficiency.

One thing they're not talking about is the cost of ownership and what we're doing here is showing you the difference between a MD88 aircraft, a pre-owned 88, versus a brand new 737-800. Both can be configured with 150 seats, same crew members, but at the end of the day you can see there is a significant cost advantage by flying a MD88, a used MD88 that we currently have, 114 of them to be exact, compared to going out and re-fleeting with the new aircraft.

There will come the day when you do need to re-fleet aircraft but it's certainly not in the near-term horizon, not with this kind of advantage. That's a $2.5 million advantage per year, per aircraft by flying a current owned aircraft versus going out and doing a massive order for new aircraft. In terms of liquidity for 2009, we expect to end 2008 with about $6.7 billion of unrestricted liquidity, that includes the proceeds from the American Express agreement that was announced this morning.

For 2009 we're projecting operating cash flow in the $3.2 billion range. We'll use that $3.2 billion to fund CapEx, cash CapEx which is $800 million as well as fund upcoming debt maturities. So, I had mentioned earlier total CapEx is 1.6 which the slide shows here, a portion of that the $800 million of financing for that is captured in the net debt maturities. But at the end of the year we expect to end 2009, despite a weakened economy and slow demand environment, growing our liquidity balance to $7.5 billion by the end of 2009.

Let's look forward, 2009, 2010 and 20ll, the next three-year horizon. We're expecting operating cash flow of $11 billion to $13 billion. Cash flow to be sufficient to fund our capital expenditures as well as our net debt maturity. And there will be cash left over to restore the balance sheet and improve the health of the balance sheet.

Looking at adjusted net debt you can see that we project to end this year at $15 billion, 12/31/08. And over the course of the three years, based on the strong operating cash flow, the prudent investment we will make in the business, as well as upcoming net debt maturities, we'll have an adjusted net debt figure of approximately $6.5 billion at the end of 2011.

That's the power of this business, that's the power of the unit revenue growth, the other business growth in the revenues, such as MRO, such as SkyMiles. It's the power of cost leadership and cost discipline. It's also the power of prudent investment in CapEx. That's what's delivering the strong liquidity balance, and that's what's also enabling us to reduce our adjusted net debt over this three-year horizon.

Net operating losses is also a significant asset for Delta. As a result of the merger, combining the net operating losses that Delta previously had with the NOLs that Northwest carried we now have approximately $15 billion of net operating losses that can be used to offset future taxable income. So while Delta does project to be significantly profitable going forward, the cash tax obligation will be fairly minimal because of the $14.5 billion of net operating losses that we anticipate to be able to use going forward.

So this morning again, you've heard from the various presenters, speaking about the pieces of our business, the revenue, the cost, the productivity, the various ancillary areas, and all are focused on the same objective, building on the strong financial foundation for Delta and positioning for long-term success.

We'll continue growing on our revenue streams, all revenue streams. We're going to be keenly focused on cost, cost discipline, cost leadership. Productivity is always a mantra at Delta and that's productivity not from synergies, that's from just running the business smarter and focused on the bottom line.

We will invest prudently, no massive aircraft re-fleeting orders to be announced at any time soon, but yet, we will invest where it makes sense in the business, using our liquidity wisely and consequently, that liquidity can be used for various functions, at the end of the day, hopefully reducing our adjusted net debt and improving the health of the balance sheet. Delta truly is positioned for long-term success. I thank you for your interest in Delta Airlines and I'll be happy to answer any questions you have.

QUESTION AND ANSWER

Unidentified Audience Member

These are numbers, your -- for free cash flow, your numbers here for free cash flow, how much of it you assumed for the refinancing of aircraft notes?

Hank Halter - Delta Air Lines, Inc. - CFO

There is some moderate refinancing. When you look at the aircraft, we've got -- for the aircraft on order, we've got financing in place for substantially all of that purchase price. And then for the debt coming due, we've got an exit facility and such that we anticipate refinancing in that in the couple billion dollar range tops. Most of the debt obligations coming due we will pay with cash from the business.

Unidentified Audience Member

Okay. And instead of about a 50% LTV that you've assume for a refinancing?

Hank Halter - Delta Air Lines, Inc. - CFO

Yes. Thereabouts.

Unidentified Audience Member

Okay, and then just so that I understand the net maturities, the net maturities is that change in unrestricted cash, that gross debt maturities less that change in unrestricted cash. Would I be correct there?

Hank Halter - Delta Air Lines, Inc. - CFO

Right, the adjusted net debt would be the debt balance plus aircraft rents, the operating rents, seven times aircraft operating rents, less the maturities that we're paying off during that period, add back any debt we're taking on for aircraft for example, and then less the unrestricted cash balance

Unidentified Audience Member

Thank you

Hank Halter - Delta Air Lines, Inc. - CFO

Sure

Unidentified Audience Member

Just a couple of quick questions. On the cost saving numbers that you show, are those gross cost savings, so net of integration costs, net of regular cost inflation that you have there, or is that gross cost savings?

Hank Halter - Delta Air Lines, Inc. - CFO

The cost savings from the synergies, the $2 billion -- the $500 million in 2009, growing to $2 billion?

Unidentified Audience Member

The $1 billion that you show on the slide from capacity cuts plus $500 million, the --?

Hank Halter - Delta Air Lines, Inc. - CFO

Yes. That's a gross number. Now the net number, it's fairly -- I tell you what, it really approximates on a net basis, because when you think about the payback period, the payback of the capacity reductions is very short. So for instance, we'll offer a, what we did in March, a voluntary program to exit individuals that were interested in leaving early, that paid for itself in six months.

Unidentified Audience Member

And then in liquidity numbers that you show, can you just touch on how much cash collateral you posted now, but also what's your assumption for pension funding that you'll make over these three years, is that in here?

Hank Halter - Delta Air Lines, Inc. - CFO

Yes, that is. The collateral that we have posted for margins is included in that liquidity balance, so the balance at 12/31 of about $6.7 billion, I think, as 2008, that includes just north of about $1 billion of liquidity posting on the hedges.

Unidentified Audience Member

Okay. And the pension is?

Hank Halter - Delta Air Lines, Inc. - CFO

The pension obligations for 2009, those numbers do include a small pension funding obligation. Based on the measurement date of when Delta's pension measurement, for funding purposes occurs, we expect our 2009 obligations to not be significantly different than 2008. Going forward the re-measurements will obviously drive more liquidity funding in 2010 and beyond. But the '09 number really represents a partial year because of where our measurement date falls.

Unidentified Audience Member

(inaudible - microphone inaccessible) cash flow for the next three years, what kind of fuel assumptions and other critical variables, obviously PRASMs, right, one of them, but anything you want to share with us?

Hank Halter - Delta Air Lines, Inc. - CFO

Sure, in terms of fuel prices, we've got that growing $10 a year. So for 2009, we're modeling $50 with a $20 dollar refining cost. Then we'll grow that $10 a year on the crude price and then we'll grow our refining costs $2.50 per barrel. So $60, $22.50 in 2010 growing to $70 and $25 in 2011.

In 2010 in terms of what we've modeled here, and again, it's just a model, we're constantly refining our projections, we're looking at stabilization in 2010 in terms of capacity. Obviously we'll watch that closely should the situation warrant itself to further be able to reduce capacity in '10 we'll do that and then a slight increase in capacity in 2011. Obviously as you heard from Glen and the other speakers, in terms of revenue opportunities, there is continued revenue opportunities from the synergies from the ancillary businesses so those will continue generating value for us in 2010 and 2011.

Hank Halter - Delta Air Lines, Inc. - CFO

Yes. Hey, Gary.

Unidentified Audience Member

Hey, just a quick knit and then a follow up. First, on the $1 billion that you point out in capacity related cost savings, does that include fuel burn or is that in the $5 billion?

Hank Halter - Delta Air Lines, Inc. - CFO

Yes. No, the fuel burn is just the -- excuse me, the first number, the $5 billion, is price only. And in the $1 billion, you've got obviously a very large piece of that is fuel consumption, you've also got the other variable savings, including headcount and landing fees and all the other variables that go with that, plus a fixed cost component. I mean the one thing the other airlines fail to get out is something we're intent on doing, is getting the fixed costs out of the business.

Unidentified Audience Member

Okay. And then when I look at that slide that shows the net debt balance going down to $6.5 billion, if memory serves, you think about the earnings that are going to be required to generate the cash flow to get there in the first place, it's a very substantial reversal in what the way the balance sheet looks. Pretty much turns it upside down. Is that a target, is that what you think, the position that you think you need to manage to in terms of long-term balance sheet? Or is that just what the numbers tell you today and it will be adjusted along the way?

Hank Halter - Delta Air Lines, Inc. - CFO

Yes. No, it's what our models are currently projecting. I wouldn't say that's a target, and to be honest, I think, looking at 2011, we need to spend more time on that target and obviously reviewing it with our Board, and other constituents, is important, before we come out with a defined target. But what the numbers do project is that with a substantial liquidity increase, looking at the balance sheet, that just goes right against your net debt.

We may choose to do other things with it, but at the end of the day, that's what the models are currently projecting. And like any models, you know in the airline business, especially looking forward, anything beyond 2009 obviously we'll be looking to revise assumptions as the world continues changing.

Unidentified Audience Member

(inaudible - microphone inaccessible). What I'm more interested in, well you might be more than right, wrong because you're more than right.

Hank Halter - Delta Air Lines, Inc. - CFO

There you go.

Unidentified Audience Member

That happens every once in a while in airlines, once a century or so. I guess what I'm really driving at more, is as you think about investing in the business, in changing the stance that you have now, around capital deployment and other things, do you need to get to the kind of balance sheet or closer to the kind of balance sheet that would suggest than the one you have today, before you would do that. So it's more of a longer term?

Hank Halter - Delta Air Lines, Inc. - CFO

So in other words your question is, will we be investing before or after we get to that kind of balance sheet with these numbers? I think, you know, we will continue investing, I mean, look at the aircrafts we are buying this year, they are very targeted aircraft purchases. At some point we will need to re-fleet certain aspects of the Delta fleet, but we know that that's not part of this planning horizon.

When we chose to do that, we will obviously look at the balance sheet where it stands. At this point, I wouldn't say that one is tied to the other. Obviously we're going to invest where we can get the greatest return. If there's not a return, we're not going to invest. That's really the judge of whether we make a purchase or not. Hey, Dan

Unidentified Audience Member

Yes, hi. You know, unadjusted for stage length, the Northwest side of the merger has a higher non-fuel chasm than Delta. So I actually was modeling higher than the 3% to 5% non-fuel chasm. Where is that non-fuel chasm cost savings coming from to get you to the 3% to 5%?

Hank Halter - Delta Air Lines, Inc. - CFO

Yes, it comes from the productivity in the business. You know Richard mentioned just briefly, when we have cost pressures, we go and fund those cost pressures. So 3% to 5% productivity at both companies, Northwest, Delta, is being budgeted right now and it's what Delta did a year ago and what we've done in prior years.

As we get the capacity reductions occurring, we will get the fixed costs out. Look what we did in March, we reduced capacity there. That capacity came out with, people, it came out with fixed costs, obviously fuel burn, it's a -- you know, we're talking about non-fuel CASMs, but all the variables that go along with flying an aircraft come out of the equation including those fixed costs.

And that's really the difference, and that's how Delta is able to have such flat unit costs and maintain the leadership is by getting every aspect of that cost out when capacity changes.

Unidentified Audience Member

(inaudible question - microphone inaccessible)

Hank Halter - Delta Air Lines, Inc. - CFO

I'd go to all the line items. I mean, as you think about modeling, we offer voluntary programs and we're kicking off another voluntary program in relation to this latest capacity reduction. But you look at the landing fees, the airport costs, you look at the supplies, all those things that go with flying a passenger. I'd go to every line and look at the variableness because that is directly attributable to flying a plane.

But then you also have to look at the aircraft ownership and the rent and things. I mean, we will get the aircraft out, you know, it won't be right within the same quarter but if you look at what we did this year, fourth quarter CASM is flat, year-over-year, or about flat and that's a function of getting all those costs out.

So, I would really literally go line-by-line and that's what you need to do to model it, and then just apply some timing assumptions as to when you think Delta can get the costs out relative to when the capacity declines.

Unidentified Audience Member

Could you talk a little bit about your assumptions for revenue recovery in 2010 and 2011, and how it is affected by your route structure and the changes you are making in terms of -- and that will result in changes in mix in your business? Thanks.

Hank Halter - Delta Air Lines, Inc. - CFO

Yes, I can talk high level, but you know this is obviously a very good question for Glen, and his side. But when you look at the revenue environment, we are assuming that 2010 will start to stabilize. These models are projected on not having a further capacity reduction in 2010 relative to '09, very, very modest unit revenue growth. So -- and that's largely coming from the synergies and the opportunities we are getting from the merger. 2011 we do have some slight capacity increase in there along with some additional unit revenue improvement.

Again that's also a function of the synergies as well as starting to see improvements in the market place in terms of unit revenue. But we're not seeing, come 2010, an immediate uptake in the world is back to normal, if you can describe what normal is. It's clearly really at best a 2010 stabilization. And again, we're watching the environment, just like you are, every single day, and that assumption could change literally as we go forward.

Unidentified Audience Member

Hello, could you talk about the magnitude of your unencumbered assets to date and (inaudible - microphone inaccessible).

Hank Halter - Delta Air Lines, Inc. - CFO

In terms of, I'm sorry?

Unidentified Audience Member

Unencumbered assets.

Hank Halter - Delta Air Lines, Inc. - CFO

Encumbered assets?

Unidentified Audience Member

Unencumbered assets.

Hank Halter - Delta Air Lines, Inc. - CFO

Unencumbered assets. As the debt maturities come due there will be assets that are freed up and then in terms of going forward, what we do, whether we do additional refinancings on debt that comes due or whether we keep those assets unencumbered and just use free cash for debt as is yet to be seen. We'll analyze that as each maturity comes due as to what's the best use of the cash, whether it to reinvest it or to refinance.

Unidentified Audience Member

So you did say today the -- what is the size of your unencumbered asset, are they largely -- minimal?

Hank Halter - Delta Air Lines, Inc. - CFO

What do you mean encumbered. Okay.

Ed Bastian - Delta Air Lines, Inc. - President

That's it.

Hank Halter - Delta Air Lines, Inc. - CFO

Thank you very much. Richard?

Richard Anderson - Delta Air Lines, Inc. - CEO

Just in summary, this slide is self explanatory, and we believe that what we've presented to you today, really presents the premier position in this industry.

And candidly, as you look out into 2009, for probably one of the first times in history, this investment is a lot better than a lot of the investments in a lot of other industries because the one interesting thing that if you go back to Ed's slides that were very instructive about revenue decline for the industry and the corollary pull-down in capacity, in all those times, the constant was the fuel price of about $20 to $25.

But going into 2009, you have an airline that has come off of a hardening process, if you will. You will recall our business plan in 2008 worked very well at $80 to $90 fuel and in fact at $100 fuel, we were going to generate cash.

So now you're in a world where you have a rapid decline in fuel price, which I think Hank's slide was very instructive on where the opportunities lie for us. But we do have a management team and a Board that is incredibly committed to shareholder value and creating shareholder value.

So we appreciate the opportunity. Rather than do Q&A here, we want to end a little bit early and just go right to lunch. The whole management team is going to be with you at lunch, and we'll take the Q&A during lunch on the fifth floor, and I think during the Q&A, we're going to try and get some of the other executives engaged in the Q&A process on your specific questions. You do need to get a good feel for the rest of our management team. But we do really very much appreciate your attention and your time today, and we want to be able to answer all your questions whether it's at lunch today, or just contact our team.

Now if I could right before I leave, I really do need to thank Cathy, Shannon and Jill. I mean they do all the real work, we present the slides, but they really do a lot of the really good work that gets this whole conference together so we really do appreciate your contributions.